SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

4 August, 2009

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form S-8 (File No. 333-121382) and Form F-3 (File No. 333-143339) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report on Form 6-K contains a report of the second quarter 2009 results of StatoilHydro ASA, entitled "Solid performance in a demanding market"

TABLE OF CONTENTS *

SOLID PERFORMANCE IN A DEMANDING MARKET
   Performance update
   Profit and loss discussion
   Outlook
   Risk update
   Health, safety and the environment (HSE)
   Important events
   E&P Norway
   International E&P
   Natural Gas
   Manufacturing & Marketing
   Liquidity and capital resources
   Use and reconciliation of non-GAAP financial measures
   Reconcilliation of overall operating expenses to production cost
   End Notes
   Forward-looking statements

FINANCIAL STATEMENTS
   1 ORGANISATION AND BASIS OF PREPARATION
   2 FINANCIAL LIABILITIES AND FINANCIAL ITEMS
   3 INCOME TAX
   4 SEGMENTS
   5 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT
   6 PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS
   7 CONDENSED CONSOLIDATING FINANCIAL INFORMATION

SIGNATURES

* This document includes portions from the previously published results announcement of StatoilHydro ASA as of, and for the six months ended, June 30, 2009, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission (the “SEC”). The purpose of this document is to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement.

Solid performance in a demanding market

StatoilHydro's second quarter 2009, operating and financial review

StatoilHydro's second quarter 2009 net operating income was NOK 24.3 billion, compared to NOK 62.6 billion in the second quarter of 2008. The quarterly result was negatively affected by a 40% drop in oil prices, an 18% decrease in the average price of natural gas and a 9% reduction in liftings of liquids, partly offset by a 4% increase in lifted gas volumes and improved margins for natural gas.

The second quarter net income was NOK 0.0 billion and was mostly influenced by lower crude oil and gas prices, currency effects and an unusually high effective tax rate caused in part by tax on currency gains not reflected in the net financial items.

"StatoilHydro maintains a high activity level and robust operations both in Norway and internationally. In a demanding market, our operational performance is solid. We have increased our efforts to reduce costs, and we continue to deliver good results from operations," says StatoilHydro's chief executive Helge Lund.

"Since first quarter we have started operations on important oil and gas fields such as Tyrihans in the Norwegian Sea and Tahiti and Thunder Hawk in the Gulf of Mexico and our exploration programme continues to yield good results."

"So far this year we have completed a total of 48 exploration and extension wells, 30 of which resulted in discoveries. Twenty-five of these discoveries were made on the Norwegian continental shelf," says Lund.

The CEO continues: "Although the outlook for the global economy seems somewhat less pessimistic and the balance of risks appears to have improved, the uncertainty remains high. We therefore continue to focus on operational efficiency and capital discipline, and we have the flexibility to adjust our activity level according to market development," says Lund.

In the second quarter of 2009, StatoilHydro delivered total liquids and gas entitlement production of 1,729 mboe per day, which is an increase of 1% compared to the 1,710 mboe per day in the second quarter of 2008. Total liftings of liquids and gas were 1,664 mboe per day in the second quarter of 2009, a 4% decrease from 1,736 mboe per day in the second quarter of 2008.

Performance update

In the second quarter of 2009, equity production of liquids and natural gas was 1.137 million and 708 thousand barrels of oil equivalent per day, respectively. Total equity production was 1.845 million barrels of oil equivalent per day, down 3% from the second quarter of 2008. The decrease in equity production was primarily caused by declining production from mature fields.

StatoilHydro delivered an extensive exploration programme in the second quarter of 2009. Of a total of 22 exploration wells completed before 30 June 2009, eight were drilled outside the NCS. Fourteen wells have been announced as discoveries, of which two are located outside the NCS. In the first half of 2009 StatoilHydro has completed 44 wells, 27 on the NCS and 17 internationally. A total of 27 wells have been announced as discoveries, 23 on the NCS and four internationally. An additional four wells, of which three have been declared as discoveries, have been completed since 30 June 2009.

In the second quarter of 2009, the Tyrihans field started production on the NCS and first oil was received from the Chevron-operated Tahiti field in the US Gulf of Mexico.

The StatoilHydro operated Troll field received approval from the Norwegian government on 19 June on a project to increase reserves and extend the lifetime of the field. The Goliat field also received approval from the Norwegian government on 19 June, marking the go-ahead for development of the first oil field in the Barents Sea.

Return on average capital employed after tax (ROACE) [1] for the 12 months ended 30 June 2009 was 13.4%, compared to 23.2% for the 12 months ended 30 June 2008. The decrease was due to the reduced income and a higher average capital employed. ROACE is defined as a non-GAAP financial measure. [2]

In the second quarter of 2009, earnings per share based on net income was NOK 0.02 compared to NOK 5.89 in the second quarter of 2008. In the first half of 2009 earnings per share based on net income amounted to NOK 1.18, compared to NOK 10.91 in the first half of 2008.

Profit and loss discussion

In the second quarter of 2009, net operating income was NOK 24.3 billion, compared to NOK 62.6 billion in the second quarter of 2008. The 61% decrease in net operating income was primarily due to the reduction in prices from both liquids (40%) and natural gas (18%), and the decrease in volumes of liquids sold, partly compensated by improved results from the sale and marketing of natural gas.

In the second quarter of 2009, lower fair value of derivatives (NOK 0.5 billion), impairment charges net of reversals (NOK 3.3 billion), underlift (NOK 1.1 billion) and other accruals (NOK 0.1 billion) negatively impacted net operating income, while higher values of products in operational storage (NOK 1.2 billion) and gain on sale of assets (NOK 0.2 billion) both had a positive impact on net operating income in the second quarter of 2009.

In the second quarter of 2008 restructuring cost accruals (NOK 0.2 billion) and other accruals (NOK 0.3 billion) negatively impacted net operating income, while higher value of derivatives (NOK 3.3 billion), impairment charges net of reversals (NOK 2.1 billion), overlift (NOK 1.8 billion), higher values of products in operational storage (NOK 1.4 billion) and gain on sale of assets (NOK 0.5 billion), had a positive impact on net operating income in the second quarter of 2008.

In the first half of 2009, the net operating income was NOK 59.8 billion, compared to NOK 114.1 billion in the first half of 2008.

In the first half of 2009, lower fair value of derivatives (NOK 0.6 billion), impairment charges net of reversals (NOK 5.7 billion) and underlift (NOK 0.5 billion) negatively impacted net operating income, while higher values of products in operational storage (NOK 1.7 billion), gain on sale of assets (NOK 0.5 billion) and other accruals (NOK 1.4 billion) had a positive impact on net operating income for the second quarter of 2009.

In the first half of 2008 impairment charges net of reversals (NOK 0.4 billion) and other accruals (NOK 0.5 billion) negatively impacted net operating income, while higher value of derivatives (NOK 4.1 billion), gain on sale of assets (NOK 1.2 billion), overlift (NOK 0.1 billion) and higher values of products in operational storage (NOK 1.7 billion) had a positive impact on net operating income in the second quarter of 2008.

Introducing the USD as functional currency from 2009 in the parent company has led to reduced currency effects on net financial income. While taxes payable are unaffected by this change, taxable income exceeded consolidated accounting income before tax by approximately NOK 3.6 billion in the second quarter of 2009, thus contributing to a tax rate of 99.9%. Management considers this tax rate not to be reflective of the underlying tax exposure.

IFRS income statement	Second quarter			First half			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008

Total revenues and other income
Revenues	104.6	170.6	(39%)	217.3	328.3	(34%)	652.0
Investment income from associated company	0.6	0.4	32%	0.6	0.3	119%	1.3
Other income	0.0	0.6	(95%)	0.1	2.2	(94%)	2.8

Total revenues and other income	105.2	171.6	(39%)	218.0	330.8	(34%)	656.0

Operating expenses
Purchase net of inventory variation	46.6	81.8	(43%)	90.7	159.5	(43%)	329.2
Operating expenses	14.0	14.7	(5%)	28.0	28.1	(0%)	59.3
Selling, general and administrative expenses	3.1	2.3	31%	5.8	5.3	9%	11.0
Depreciation, amortisation and impairment	12.8	8.2	56%	24.0	17.8	35%	43.0
Exploration expenses	4.4	1.9	127%	9.7	6.2	57%	14.7

Total operating expenses	(80.9)	(109.0)	26%	(158.2)	(216.8)	27%	(457.2)

Net operating income	24.3	62.6	(61%)	59.8	114.1	(48%)	198.8

Net financial items	(4.8)	(0.5)	(915%)	(8.7)	3.4	(354%)	(18.4)

Income tax	(19.5)	(43.2)	(55%)	(47.1)	(82.5)	(43%)	(137.2)

Net income	0.0	18.9	(100%)	4.0	35.0	(89%)	43.3

Net operating income for the segments	Second quarter			First half			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008
Total revenues	105.2	171.6	-39%	218.0	330.8	-34%	656.0

E&P Norway	20.6	53.8	(62%)	50.6	96.0	(47%)	166.9
International E&P	1.2	9.6	(88%)	(1.1)	13.8	(108%)	12.8
Natural Gas	5.1	(0.6)	991%	10.9	1.4	656%	12.5
Manufacturing & Marketing	(1.4)	1.2	(215%)	2.1	2.1	(1%)	4.5
Other	0.2	(0.1)	376%	(0.4)	0.7	(159%)	(0.7)
Eliminations of internal unrealised profit on inventories	(1.3)	(1.3)	2%	(2.2)	(0.1)	(3640%)	2.8

Net operating income	24.3	62.6	(61%)	59.8	114.1	(48%)	198.8

Financial data	Second quarter			First half			Full year
	2009	2008	Change	2009	2008	Change	2008

Weighted average number of ordinary shares outstanding	3,184,206,446	3,186,220,758		3,184,516,025	3,186,391,062		3,185,953,538
Earnings per share	0.02	5.89	(100%)	1.18	10.91	(89%)	13.58
Minority interest	0.1	(0.1)	135%	(0.3)	(0.2)	(21%)	(0.0)
ROACE (last 12 months)	13.4%	23.2%	(42%)	13.4%	23.2%	(42%)	21.0%
Cash flows provided by operating activities (NOK billion)	30.5	25.5	20%	38.7	52.4	(26%)	102.5
Gross investments (NOK billion)	19.8	15.8	25%	39.3	30.7	28%	95.4
Net debt to capital employed ratio	28.3%	2.3%	1153%	28.3%	2.3%	1153%	17.5%

Operational data	Second quarter			First half			Full year
	2009	2008	Change	2009	2008	Change	2008

Average liquids price (USD/bbl)	53.7	115.0	(53%)	47.8	104.3	(54%)	91.0
USDNOK average daily exchange rate	6.50	5.08	28%	6.7	5.2	29%	5.6
Average liquids price (NOK/bbl) [3]	349	585	(40%)	320	542	(41%)	513
Gas prices (NOK/scm)	1.82	2.23	(18%)	2.21	2.12	4%	2.40
Refining margin, FCC (USD/boe) [4]	4.8	10.0	(52%)	5.1	8.1	(37%)	8.2
Total entitlement liquids production (mboe per day)[5]	1,032	1,039	(1%)	1,068	1,069	(0%)	1,055
Total entitlement gas production (mboe per day)	696	671	4%	763	730	5%	696
Total entitlement liquids and gas production (mboe per day) [6]	1,729	1,710	1%	1,831	1,799	2%	1,751
Total equity gas production (mboe per day)	708	703	1%	783	763	3%	725
Total equity liquids production (mboe per day)	1,137	1,195	(5%)	1,176	1,209	(3%)	1,200
Total equity liquids and gas production (mboe per day)	1,845	1,898	(3%)	1,959	1,973	(1%)	1,925
Total liquids liftings (mboe per day)	968	1,065	(9%)	1,049	1,056	(1%)	1,019
Total gas liftings (mboe per day)	696	671	4%	764	730	5%	696
Total liquids and gas liftings (mboe per day) [7]	1,664	1,736	(4%)	1,813	1,786	2%	1,714
Production cost entitlement volumes (NOK/boe, last 12 months) [8]	38.0	46.2	(18%)	38.0	46.2	(18%)	38.1
Equity production cost excluding restructuring and gas injection cost (NOK/boe, last 12 months) [9]	35.6	32.1	11%	35.6	32.1	11%	33.3

Total liquids and gas liftings in the second quarter of 2009 were 1,664 mboe per day, compared to 1,736 mboe per day in the second quarter of 2008. In the second quarter of 2009 there was an underlift of 49 mboe per day [5] compared to an overlift in the second quarter of 2008 of 42 mboe per day.

Total liquids and gas liftings in the first half of 2009 were 1,813 mboe per day, compared to 1,786 mboe per day in the first half of 2008. There was an underlift in the first half of 2009 of 3 mboe per day [5] compared to an overlift of 3 mboe per day in the first half of 2008.

Total liquids and gas entitlement production in the second quarter of 2009 was 1,729 mboe per day, compared to 1,710 mboe per day in the second quarter of 2008. Average equity [9] production was 1,845 mboe per day in the second quarter of 2009 compared to 1,898 mboe per day in the second quarter of 2008.

Total liquids and gas entitlement production in the first half of 2009 was 1,831 mboe per day, compared to 1,799 mboe per day in the first half of 2008. Average equity production was 1,959 mboe per day in the first half of 2009 compared to 1,973 mboe per day in the first half of 2008.

The slight increase in entitlement production between the quarters as well as year to date, mainly stems from new fields coming on stream, partly offset by declining production from mature fields. The decrease in average equity production in the second quarter of 2008 compared to the second quarter of 2009 was primarily due to declining production from mature fields, various operational issues and maintenance activities, partly compensated by increased production from start up of new fields.

The decrease in average equity production in the first half of 2009 compared to the first half of 2008 was primarily due to declining production from mature fields, various operational issues, maintenance activities and Opec restrictions, partly compensated by increased production from start up of new fields.

Exploration expenditure was NOK 4.0 billion in the second quarter of 2009, compared to NOK 3.7 billion in the second quarter of 2008. Exploration expenditure was NOK 9.2 billion in the first half of 2009, compared to NOK 7.6 billion in the first half of 2008. The increases were mainly due to increased exploration activities and cost. Exploration expenditure reflects exploration activities in the period.

In the second quarter of 2009, a total of 22 exploration and appraisal wells were completed, 14 on the NCS and eight internationally. Fourteen wells have been declared as discoveries. In the second quarter of 2008, a total of 27 exploration, appraisal and extension wells were completed, 15 on the NCS and 12 internationally. Fourteen wells were declared as discoveries.

Exploration	Second quarter			First half			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008
Exploration expenditure (activity)	4.0	3.7	7%	9.2	7.6	21%	17.8
Expensed, previously capitalised exploration expenditure	2.2	0.4	423%	4.9	2.6	86%	4.8
Capitalised share of current period's exploration activity	(1.8)	(1.1)	(68%)	(4.4)	(2.9)	(51%)	(6.8)
Reversal of impairment	0.0	(1.1)	100%	0.0	(1.1)	100%	(1.1)

Exploration expense	4.4	1.9	127%	9.7	6.2	57%	14.7

In the first half of 2009, a total of 43 exploration and appraisal wells and one exploration extension well were completed, 27 on the NCS and 17 internationally. Twenty-six exploration and appraisal wells and one exploration extension well have been declared as discoveries. In the first half of 2008, a total of 45 exploration and appraisal wells and four exploration extension wells were completed, 22 on the NCS and 27 internationally. Nineteen exploration and appraisal wells and two exploration extension wells were declared as discoveries.

A number of wells completed internationally have encountered hydrocarbons. However, more extensive evaluation must be carried out before reaching and announcing a conclusion on potential commerciality.

Drilling of seven exploration and appraisal wells was ongoing at the end of second quarter 2009.

Production cost per boe was NOK 38.0 for the 12 months ended 30 June 2009, compared to NOK 46.2 for the 12 months ended 30 June 2008. [8] Based on equity [9] volumes, the production cost per boe for the two periods was NOK 35.0 and NOK 42.4, respectively.

The production cost per boe decreased mainly due to non-recurring restructuring cost relating to the merger of Statoil ASA and Hydro Petroleum in 2007, and partial reversal of the restructuring cost in the fourth quarter of 2008.

Net financial items amounted to a loss of NOK 4.8 billion in the second quarter of 2009, compared to a loss of NOK 0.5 billion in the second quarter of 2008. In the first half of 2009, net financial items amounted to a loss of NOK 8.7 billion, compared to a gain of NOK 3.4 billion in first half of 2008.

As a result of introducing USD as the new functional currency in the parent company, StatoilHydro ASA, the US dollar denominated non-current financial liabilities that impacted net foreign exchange gains and losses in prior periods, do not impact the income statement in 2009. Correspondingly, the Norwegian kroner denominated taxes payable impacting net foreign exchange gains and losses in 2009, did not have such an impact on the income statement in prior periods. Translation differences arising from changes in the USDNOK exchange rates for USD denominated financial assets and liabilities translated into presentation currency of Norwegian kroner in consolidation have been recorded to other comprehensive income in equity.

In the second quarter of 2009, net foreign exchange gains and losses amounted to a loss of NOK 0.1 billion, compared to a NOK 0.7 billion gain in the second quarter of 2008. The NOK 0.8 billion increase in cost is mostly attributable to the effects of the change in functional currency.

In the first half of 2009, net foreign exchange gains and losses amounted to a loss of NOK 1.6 billion, compared to a NOK 4.1 billion gain in the first half of 2008. The NOK 5.7 billion increase in cost is mostly attributable to the effects of the change in functional currency.

Interest and other financial expenses amounted to NOK 6.4 billion and NOK 1.9 billion in the second quarters of 2009 and 2008, respectively. The NOK 4.5 billion increase in cost is mostly related to a NOK 3.4 billion loss on derivative financial instruments in the second quarter of 2009, due to increased USD long term interest rates and a loss related to impairment of the investment in the Shell operated Pernis refinery. There was a loss on derivative financial instruments of NOK 0.8 billion in the second quarter of 2008 .

In the first half of 2009, interest and other financial expenses amounted to NOK 9.3 billion, compared with NOK 2.0 billion in the first half of 2008. The NOK 7.3 billion increase in cost is mostly related to a NOK 5.1 billion loss on derivative financial instruments in the first half of 2009, due to increased USD long term interest rates and a loss related to impairment of the investment in the Shell operated Pernis refinery. There was no loss on derivative financial instruments in the first half of 2008.

Summarised, net financial items changed by NOK 4.3 billion from second quarter of 2008 to second quarter of 2009, primarily due to NOK 4.2 billion from changes in the fair value of financial derivatives and to some extent due to a NOK 0.8 billion foreign exchange effect and the change in functional currency in particular.

From the first half of 2008 to the first half of 2009, net financial items changed by NOK 12.1 billion, primarily due to a NOK 5.1 billion change in the fair value of financial derivatives and a NOK 5.8 billion foreign exchange effect and a change in functional currency in particular.

Exchange rates	30 June 2009	31 December 2008	30 June 2008

USDNOK	6.38	7.00	5.08
EURNOK	9.02	9.87	8.01

Income taxes were NOK 19.5 billion in the second quarter of 2009, equivalent to a tax rate of 99.9%, compared to NOK 43.2 billion in the second quarter of 2008, equivalent to a tax rate of 69.6%. The increase in the tax rate was mainly due to currency effects related to the change of functional currency for certain companies. These companies are taxable in other currencies than the functional currency. In the second quarter of 2009 the taxable income was higher than the income before tax, which increased the reported tax rate in the quarter. In addition, the effective tax rate was increased by relatively higher income from the NCS and impairments with lower than average tax rate.

In the second quarter of 2009, income before tax amounted to NOK 19.5 billion, while taxable income was estimated to be NOK 3.6 billion higher. This difference in taxable income arose in companies which are taxable in other currencies than the functional currency.

Income taxes were NOK 47.1 billion in the first half of 2009, equivalent to a tax rate of 92.2%, compared to NOK 82.5 billion in the first half of 2008, equivalent to a tax rate of 70.2%. The increase in the tax rate was mainly due to currency effects related to the change of functional currency for certain companies. These companies are taxable in other currencies than the functional currency. In the first half of 2009 the taxable income is higher than the Income before tax, which increases the tax rate in the first half. In addition, the tax rate was increased by relatively higher income from the NCS and impairments with lower than average tax rates.

In the first half of 2009, income before tax amounted to NOK 51.1 billion, while taxable income was estimated to be NOK 13.6 billion higher than income before tax. This difference in taxable income arose in companies which are taxable in a different currency than the functional currency.

Outlook

Operational regularity, gas offtake and commercial considerations related to gas sales activities represent the most significant risks to our ability to grow production in the short term.

Maintenance activity is expected to influence our equity production by 55-60 mboe per day in the third quarter of 2009, and around 30 mboe per day for the full year.

Capital expenditures for 2009, excluding acquisitions, are estimated at around USD 13.5 billion. Approximately 50% of the forecasted investments for 2009 are related to new assets contributing to growth in oil and gas production, while one third is related to investments in currently producing assets, and the remainder in other activities.

Unit production cost for equity volumes is estimated in the range of NOK 33 to 36 per barrel in the period from 2009 to 2012, excluding purchases of fuel and gas for injection. For 2009, the unit production cost is expected to be in the upper end of this range.

StatoilHydro's ambition is to deliver a competitive ROACE compared with its peer group.

Exploration drilling is the primary tool for growing our business. The company will continue to high-grade the large portfolio of exploration assets and expects to maintain a high level of exploration activity in 2009, although slightly lower than in 2008. StatoilHydro expects to complete around 70 exploration and appraisal wells in 2009 and the exploration activity is estimated to be approximately USD 2.7 billion for 2009.

The year 2008 was one of the most volatile periods seen recently in the natural gas, product, gas liquid and crude oil markets. We anticipate that these commodity prices will continue to be volatile at least in the near term.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

Risk update

Risk factors

The results of operations largely depend on a number of factors, most significantly those that affect the price received in NOK for products sold. Specifically, such factors include the level of liquids and natural gas prices, trends in the exchange rates, liquids and natural gas production volumes, which in turn depend on entitlement volumes under profit sharing agreements and available petroleum reserves, StatoilHydro's, as well as our partners' expertise and co-operation in recovering oil and natural gas from those reserves, and changes in StatoilHydro's portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in the crude oil prices (a substitute for liquids prices), natural gas contract prices and the USDNOK exchange rate, if sustained for a full year, could impact our net operating income in 2009. Changes in commodity prices, currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operation. See the annual report for 2008 for a more detailed discussion of risks to which StatoilHydro is exposed.

Financial risk management
StatoilHydro has policies in place to manage acceptable risk for commercial and financial counterparties and the use of derivatives and market activities in general. StatoilHydro has so far had only limited exposure towards distressed parties and instruments. The turmoil in the financial markets has not caused us to make any changes in our risk management policies, but we have tightened our practices with respect to credit risk and liquidity management. Only insignificant counterparty losses have been incurred so far. The group's exposure towards financial counterparties is still considered to have an acceptable risk profile, but it is anticipated that the risk may increase if the financial crisis worsens. This may be somewhat reduced by the effects of national and international actions by nations and national banks.

The markets for short- and long-term financing are currently considered to function comfortably for borrowers with StatoilHydro's credit standing and general characteristics. However, under the current circumstances uncertainty still exists. Funding costs for short maturities are generally at historically low levels. Long-term funding costs are at attractive absolute levels although the credit spread element for corporate issuers is still higher compared to levels existing before the financial crisis. With regard to liquidity management, focus is on finding the right balance between risk and reward and most funds are currently placed in short term AA- and AAA-rated non-Norwegian government certificates or with banks with AA-rating.

In accordance with our internal credit rating policy, we reassess counterparty credit risk at least annually and assess counterparties that we identify as high risk more frequently. The internal credit ratings reflect our assessment of the counterparties' credit risk and are similar to rating categories used by well known credit rating agencies, such as Standard & Poor's and Moody's.

Health, safety and the environment (HSE)

The total recordable injury frequency was 3.7 in the second quarter of 2009 compared to 5.6 in the second quarter of 2008. The serious incident frequency decreased from 2.1 in the second quarter of 2008 to 1.9 in the second quarter of 2009. There were four fatalities in the second quarter of 2009.

The total recordable injury frequency was 4.1 in the first half year of 2009 compared to 5.5 in the first half year of 2008. The serious incident frequency rate decreased from 2.4 in the first half year of 2008 to 2.1 in the first half year of 2009. There were four fatalities in the first half of 2009. One fatality occurred when a contractor fell down when dismantling the scaffolding. Three StatoilHydro employees were onboard the Air France flight 447 which disappeared over the Atlantic in June 2009.

The number of accidental oil spills in the second quarter of 2009 decreased compared to the second quarter of 2008, and the volume decreased from 260 cubic metres in the second quarter of 2008 to 20 cubic metres in the second quarter of 2009.

The number of accidental oil spills in the first half of 2009 had a slight increase compared to the first half of 2008, but the volumes decreased from 276 cubic metres in the first half of 2008 to 46 cubic metres in the first half of 2009.

	Second quarter		First half		Full year
HSE	2009	2008	2009	2008	2008
Total recordable injury frequency	3.7	5.6	4.1	5.5	5.4
Serious incident frequency	1.9	2.1	2.1	2.4	2.2
Accidental oil spills (number)	93	106	190	186	401
Accidental oil spills (volume, cubic metres)	20	260	46	276	342

Important events

  On 1 April StatoilHydro and the Norwegian utility company, Statkraft, agreed to jointly develop the 315 MW Sheringham Shoal Offshore Wind Farm off the coast of Norfolk in the UK.
  On 2 April StatoilHydro's board sanctioned the Caesar Tonga Project in the Gulf of Mexico operated by Anadarko.
  On 3 April StatoilHydro farmed into three North Sea licences located close to the Luno and Ragnarrock discoveries.
  On 14 April StatoilHydro acquired a 40% stake in 50 blocks from BHP Billiton in the frontier DeSoto Canyon area of the US Gulf of Mexico.
  On 16 April StatoilHydro executed debt capital market transactions issuing USD 500 million 3.875% Notes due April 2014, and USD 1500 million 5.25% Notes due April 2019.
  On 20 April StatoilHydro made public the new logo "Statoil's new lodestar" which will adorn the group's installations and buildings after the name change from StatoilHydro to Statoil on 1 November 2009.
  On 30 April the Norwegian Ministry of Petroleum and Energy announced that StatoilHydro was awarded 7 new production licences in the 20th licensing round, five of which are StatoilHydro operatorships.
  On 6 May, StatoilHydro received first oil from the Chevron-operated Tahiti field in the US Gulf of Mexico.
  On 7 May, an employee of STS, the contractor carrying out the scaffolding work at Oseberg B platform, died after an accidental fall. Investigations have been completed by the Petroleum Safety Authority Norway (PSA) and StatoilHydro, and measures are being implemented to prevent similar incidents in the future.
  On 15 May Norway's National Authority for Investigation and Prosecution of Economic and Environmental Crime, Økokrim, informed that there will be no investigations related to the international activities of former Hydro Oil & Energy.
  On 18 May StatoilHydro agreed with BPC Limited to become the operator of three offshore exploration licences, Zapata, Islamorada and Falcones in the Cay Sal area of the south-western Bahamas.
  On 1 June StatoilHydro suffered three fatalities when the flight AF447 disappeared over the Atlantic ocean en route to Paris.
  On 5 June StatoilHydro and Gazprom signed an Memorandum of Understanding (MoU) in St. Petersburg to jointly engage in geological exploration, development and production of hydrocarbon resources in northern regions of Russia and Norway.
  On 18 June Einar Arne Iversen takes up the position as new employee representative on the company's board.
  On 19 June the plan for development and operation (PDO) of Goliat in the Barents Sea and the Troll Modification Project was approved by the Norwegian parliament (Stortinget).
  StatoilHydro enjoyed exploration successes in the period with 12 discoveries on the NCS and two internationally: On the NCS: PL029B Freke (6 April), PL309 Corvus S (23 April), PL052 Canon S (30 April), PL265 Ragnarrock P-Graben (13 May), PL120 Titan (13 May), PL362 Fulla sidetrack (25 May), PL312 Harepus (27 May), PL309 Corvus A (31 May), PL348 Gygrid (31 May), PL348 Gygrid sidetrack (13 June), PL326 Gro (20 June), and PL120 Titan sidetrack (26 June). Internationally: Mizzen offshore Newfoundland (8 April) and BL31 Oberon 1 offshore Angola (27 May).

Subsequent important events:

  On 1 July StatoilHydro and Scottish and Southern Energy have started some commercial operations at the Aldbrough gas storage facility in East Yorkshire in the UK.
  On 2 July StatoilHydro's corporate assembly announced Jakob Stausholm as the new member of its Board of Directors.
  On 7 July StatoilHydro started production from the Tyrihans oil and gas field in the Norwegian Sea.
  On 8 July StatoilHydro entered into an agreement to acquire South Riding Point crude oil storage and transhipment terminal located in the Bahamas.
  On 8 July StatoilHydro received first oil and gas delivery from the Murphy Oil operated Thunder Hawk field in Gulf of Mexico.
  On 20 July production started at the Tune South satellite which is tied back to the Oseberg field centre.
  On 29 July Anadarko Petroleum Corporation announced a discovery at the Vito exploration well in Mississippi Canyon in Gulf of Mexico. The well encountered around 80 metres of oil pay in subsalt Miocene sands. StatoilHydro has a 25% working interest in Vito.

E&P Norway

IFRS income statement	Second quarter			First half			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008

Total revenues and other income	34.0	67.1	(49%)	76.9	121.5	(37%)	219.8

Operating expenses	6.0	6.2	(4%)	11.6	11.9	(2%)	23.5
Selling, general and administrative expenses	0.2	(0.1)	(291%)	0.0	0.0	167%	(0.1)
Depreciation, amortisation and impairment	5.8	5.8	1%	11.8	11.6	2%	24.0
Exploration expenses	1.4	1.4	(4%)	2.8	2.0	39%	5.5
Total expenses	13.4	13.3	0%	26.3	25.5	3%	52.9
Net operating income	20.6	53.8	(62%)	50.6	96.0	(47%)	166.9

Operational data	Second quarter			First half			Full year
	2009	2008	Change	2009	2008	Change	2008

Operational data:
Liquids price (USD/bbl)	53.0	114.3	(54%)	47.4	103.9	(54%)	91.5
Liquids price (NOK/bbl)	344.5	581.0	(41%)	317.3	540.3	(41%)	515.4
Transfer price natural gas (NOK/scm)	1.32	1.73	(24%)	1.64	1.64	(0%)	1.87

Liftings:
Liquids (mboe per day)	685	831	(18%)	781	824	(5%)	808
Natural gas (mboe per day)	617	622	(1%)	684	673	2%	637
Total liquids and gas liftings (mboe per day)	1,302	1,453	(10%)	1465	1497	(2%)	1445

Production:
Entitlement liquids (mboe per day)	729	816	(11%)	780	830	(6%)	824
Entitlement natural gas (mboe per day)	617	622	(1%)	683	673	2%	637
Total entitlement liquids and gas production (mboe per day)	1,346	1,438	(6%)	1464	1503	(3%)	1461

In the second quarter of 2009, the net operating income for E&P Norway was NOK 20.6 billion compared to NOK 53.8 billion in the second quarter of 2008. The decrease was mainly due to a drop in E&P Norway's realised price of liquids measured in NOK. Net operating income was positively impacted by an unrealised gain on derivatives of NOK 0.6 billion and a change in future settlement related to a sale of licence share of NOK 0.2 billion. An underlift of NOK 0.9 billion negatively impacted the net operating income in the period.

In the second quarter of 2009, exploration expenses was unchanged compared to last year.

In the first half of 2009, the net operating income for E&P Norway was NOK 50.6 billion compared with NOK 96.0 billion in the first half of 2008. The decrease was mainly due to a drop in E&P Norway's realised price of liquids measured in NOK. Net operating income was negatively impacted by by an unrealised loss on derivates of NOK 0.5 billion and an underlift of 0.1 billion. Net operating income was positively impacted by a change in future settlement related to a sale of a licence share of NOK 0.4 billion and a refund of historic gas purchase of NOK 0.3 billion.

Average daily lifting of liquids decreased from 831 mboe per day in the second quarter of 2008 to 685 mboe per day in the second quarter of 2009. Average daily lifting of liquids decreased from 824 mboe per day in the first half of 2008 to 781 mboe per day in the first half of 2009.

Average daily production of liquids decreased from 816 mboe per day in the second quarter of 2008 to 729 mboe per day in the second quarter of 2009. Average daily production of liquids decreased from 830 mboe per day in the first half of 2008 to 780 mboe per day in the first half of 2009. The decrease in liquids production was mainly related to expected decline at several fields, temporary shut-down of well S-4 at Kristin, shut down of injection wells at Statfjord, temporary reduced production capacity at Kvitebjørn due to problems with hydraulic master valves, riser problems at Snorre and turnarounds. The decrease was partly offset by build up of production at Ormen Lange and Snøhvit and new production from Alve, Volve, Vilje and Yttergryta.

Average daily production of gas decreased from 622 mboe per day in the second quarter of 2008 to 617 mboe per day in the second quarter of 2009. The decrease was mainly related to lower offtake of Oseberg gas in the second quarter of 2009 compared to 2008, temporary reduced production capacity at Kvitebjørn due to problems with hydraulic master valves, decline in several fields, temporary shut down of well S-4 at Kristin and turnarounds. The decrease was partly offset by build up of production at Ormen Lange and Snøhvit, increased gas export from Troll and new production from Alve. Average daily production of gas increased from 673 mboe per day in the first half of 2008 to 684 mboe per day in the first half of 2009. The increase of gas production is mainly due to build up of production at Ormen Lange and Snøhvit, new production from Alve and higher offtake of gas at Troll.

Exploration expenditure (including capitalised exploration expenditure) were NOK 2.6 billion in the second quarter of 2009, compared to NOK 1.7 billion in the second quarter of 2008, mainly due to increased drilling activities and more complicated wells.

Exploration expenditure (including capitalised exploration expenditure) were NOK 2.7 billion in the first half of 2009, compared to NOK 3.5 billion in the second quarter of 2008, mainly due to more wells being drilled.

Exploration expenses were NOK 1.4 billion in the second quarter of 2009, the same as in the second quarter of 2008. In the second quarter of 2009, 14 exploration and appraisal wells were completed on the NCS. Of these, 12 exploration and appraisal wells were discoveries. In the second quarter of 2008, 12 exploration and appraisal wells and three exploration extensions were completed on the NCS, of which nine exploration wells and one exploration extension were discoveries.

Exploration expenses were NOK 2.8 billion in the first half of 2009 compared to NOK 2.0 billion in the first half of 2008, mainly due to increased activity. In the first half of 2009, 26 exploration and appraisal wells and one exploration extension were completed on the NCS. Of these, 22 exploration and appraisal wells and one exploration extension were discoveries. In the first half of 2008, 18 exploration and appraisal wells and four exploration extensions were completed on the NCS, of which 13 exploration and appraisal wells and two exploration extensions were discoveries.

Drilling of four exploration and appraisal wells was ongoing at the end of the second quarter of 2009. One exploration and one appraisal well have been completed since 30 June 2009. Both were discoveries.

Important Events:

  On 3 April StatoilHydro farmed into three North Sea licences located close to the Luno and Ragnarrock discoveries.
  On 30 April the Ministry of Petroleum and Energy announced that StatoilHydro has been awarded 7 new production licenses, 5 as operator and 2 as partner in the 20th Licensing Round.
  On 7 May, an employee of STS, the contractor carrying out the scaffolding work at Oseberg B platform, operated by StatoilHydro died after an accidental fall. Investigations have been completed by the Petroleum Safety Authority Norway (PSA) and StatoilHydro, and measures are being implemented to prevent similar incidents in the future.
  On June 19 the plan for development and operation (PDO) of Goliat in the Barents Sea and the Troll Modification Project was approved by the Norwegian parliament (Storting).
  On 19 June Kvitebjørn production was back to full capacity after changing actuators on all hydraulic master valves.
  Exploration successes in the period included 12 discoveries: PL029B Freke (6 April), PL309 Corvus S (23 April), PL052 Canon S (30 April), PL265 Ragnarrock P-Graben (13 May), PL120 Titan (13 May), PL362 Fulla sidetrack (25 May), PL312 Harepus (27 May), PL309 Corvus A (31 May), PL348 Gygrid (31 May), PL348 Gygrid sidetrack (13 June), PL326 Gro (20 June), and PL120 Titan sidetrack (26 June).

Subsequent Important Events:

  On 7July StatoilHydro started production from the Tyrihans oil and gas field in the Norwegian Sea.
  On 14 July it was assessed that planned well modifications will allow 7 mmbl of oil and one billion scm of associated gas to be recovered from Vega South.
  On 17 July gas was proven at Idun North in the Norwegian Sea.
  On 20 July production started at the Tune South satellite, which is tied back to the Oseberg field centre.
  On 23 July an appraisal well was completed on the shallow Peon gas discovery in the North Sea.

International E&P

IFRS income statement	Second quarter			First half			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008

Total revenues and other income	10.7	14.3	(25%)	18.8	27.0	(30%)	46.1

Purchase, net of inventory variation	0.6	0.5	26%	0.7	0.7	3%	1.7
Operating expenses	1.8	1.6	7%	3.3	2.9	16%	5.6
Selling, general and administrative expenses	0.6	0.9	(33%)	1.5	1.5	(2%)	3.2
Depreciation, amortisation and impairment	3.6	1.3	181%	7.6	4.0	92%	13.7
Exploration expenses	3.0	0.5	506%	6.9	4.1	66%	9.2
Total expenses	9.5	4.7	101%	20.0	13.2	52%	33.3
Net operating income	1.2	9.6	(88%)	(1.1)	13.8	(108%)	12.8

Operational data	Second quarter			First half			Full year
	2009	2008	Change	2009	2008	Change	2008

Liquids price (USD/bbl)	55.2	117.1	(53%)	48.5	105.2	(54%)	88.7
Liquids price (NOK/bbl)	358.5	595.3	(40%)	324.4	547.1	(41%)	499.3

Liftings:
Liquids (mboe per day)	283	234	21%	269	231	16%	211
Natural gas (mboe per day)	80	49	64%	80	57	39%	59
Total liquids and gas liftings (mboe per day)	362	283	28%	349	289	21%	270

Production:
Entitlement liquids (mboe per day)	303	223	36%	288	239	21%	232
Entitlement natural gas (mboe per day)	80	49	64%	80	57	39%	59
Total entitlement liquids and gas production (mboe per day)	383	272	41%	368	296	24%	290
Total equity gas production (mboe per day)	91	81	13%	100	90	11%	88
Total equity liquids production (mboe per day)	408	379	8%	395	379	4%	376
Total equity liquids and gas production (mboe per day)	499	460	9%	495	469	6%	465

In the second quarter of 2009 the net operating income for International E&P was NOK 1.2 billion compared to NOK 9.6 billion in the second quarter of 2008. The 88% decrease was mainly due to a 40% decrease in realised prices of liquid measured in NOK, and increase in depreciation, amortisation and impairment caused by depreciation charged due to higher production volumes and impairments in the second quarter of 2009, and increased exploration expenses.

Impairment charges were NOK 1.4 billion, consisting of NOK 2.0 billion affecting exploration and a reversal of NOK 0.6 billion affecting depreciation and amortisation. In second quarter 2008 there was a reversal of impairments of NOK 2.1 billion. In addition, we had an underlift of NOK 0.2 billion while in second quarter 2008 there was on overlift of NOK 1.2 billion. In general, revenues and costs were considerably impacted by the 28% strengthening of the US dollar versus NOK from second quarter 2008 to second quarter 2009.

Net operating income for International E&P in the first half of 2009 was negative NOK 1.1 billion, compared to NOK 13.8 billion in the first half of 2008. The 108% decrease was mainly due to a 53% decrease in the realised price of liquids measured in NOK, an increase in depreciation, amortisation and impairment caused by impairments in 2009 and higher depreciation charges due to higher production volumes, and increased exploration expenses.

Impairment charges were NOK 3.8 billion, consisting of NOK 4.1 billion affecting exploration and reversal of NOK 0.3 billion affecting depreciation and amortisation. In the first half of 2008 there was zero net impact of impairments. In addition, we had an underlift of NOK 0.4 billion which also had a negative impact compared with an overlift of NOK 0.7 billion in the first half of 2008. In general, revenues and costs were considerably impacted by the 29% strengthening of the US dollar versus NOK from the first half of 2008 to the first half of 2009.

Average daily lifting of liquids and gas increased from 283 mboe per day in the second quarter of 2008 to 362 mboe per day in the second quarter of 2009.

Average daily lifting of liquids and gas increased from 289 mboe per day in the first half of 2008 to 349 mboe per day in the first half of 2009.

Average daily entitlement production of liquids and gas was 383 mboe per day in the second quarter of 2009, compared to 272 mboe per day in the second quarter of 2008. There was an average negative Production Sharing Agreement (PSA) effect on entitlement production of 116 mboe per day in the second quarter of 2009, compared to 188 mboe in the second quarter of 2008.

Average daily entitlement production of liquids and gas was 368 mboe per day in the first half of 2009, compared to 296 mboe per day in the first half of 2008. There was an average negative PSA effect on entitlement production of 127 mboe per day in the first half of 2009, compared to 173 mboe in the first half of 2008.

Average daily equity production of liquids increased from 379 mboe per day in the second quarter of 2008 to 408 mboe per day in the second quarter of 2009. The increase in liquids production was mainly related to the start-up of the production on the Agbami field in Nigeria, Saxi-Batuque in Angola, South Pars in Iran and Tahiti in the Gulf of Mexico. The increase was partly offset by reduced volumes from the Libya field Murzuq, mainly due to reduced ownership share, and decreased production from Girassol/Jasmin in Angola.

Average daily equity production of liquids increased from 379 mboe per day in the first half of 2008 to 395 mboe per day in the first half of 2009. The increase in liquid production was mainly related to start-up of the Agbami field in Nigeria, Saxi-Batuque in Angola, South Pars in Iran and Tahiti in the Gulf of Mexico. The increase was partly offset by decreased production from Girassol/Jasmin, reduced ownership interest in Murzuq, and Opec restrictions.

Average daily equity production of gas increased from 81 mboe per day in the second quarter of 2008 to 91 mboe per day in the second quarter of 2009. The increase was mainly related to increased gas production from the Independence Hub in the Gulf of Mexico.

Average daily equity gas production increased from 90 mboe per day in the first half of 2008 to 100 mboe per day in the first half of 2009. The increase is related to higher gas production from the Independence Hub in the Gulf of Mexico.

Exploration expenditure (including capitalised exploration expenditure) was NOK 1.4 billion in the second quarter of 2009, compared to NOK 2.0 billion in second quarter of 2008. The decrease was mainly due to lower drilling activity, reduced spending on seismic and lower pre-sanction cost. The decrease is partly offset by the higher USDNOK exchange rate.

Exploration expenditure was unchanged at NOK 4.1 billion in the first half of 2009 compared to the first half of 2008. There was an increase in drilling activity, which was counterbalanced by reduced seismic spending and pre-sanction cost.

In the second quarter of 2009, eight exploration and appraisal wells were completed internationally. Two wells have been announced as discoveries. In the second quarter of 2008, 12 wells were completed internationally, of which four was declared as discoveries.

In the first half of 2009, 17 exploration and appraisal wells were completed internationally, and four wells have been declared as discoveries. In the first half of 2008, 27 wells were completed internationally, of which six wells were declared as discoveries.

A number of completed wells have encountered hydrocarbons but need more thorough evaluation before final conclusions on potential commerciality can be made.

Drilling in three exploration and appraisal wells was ongoing at the end of the second quarter of 2009.

Important events:

  On 2 April StatoilHydro's board sanctioned the Caesar Tonga Project in the Gulf of Mexico operated by Anadarko.
  On 14 April StatoilHydro acquired a 40% stake in 50 blocks from BHP Billiton in the frontier DeSoto Canyon area of the US Gulf of Mexico.
  On 17 April StatoilHydro reached a mutual agreement to transfer full responsibility for the abandonment of the Lufeng field in the South China Sea to the Chinese National Offshore Oil Company (CNOOC).
  On 6 May, StatoilHydro received first oil from the Chevron-operated Tahiti field in the US Gulf of Mexico.
  On 18 May StatoilHydro agreed with BPC Limited to become the operator of three offshore exploration licences, Zapata, Islamorada and Falcones in the Cay Sal area of the southwestern Bahamas.
  On 5 June StatoilHydro and Gazprom signed an MoU in St. Petersburg to jointly engage in geological exploration, development and production of hydrocarbon resources in northern regions of Russia and Norway.
  Announced discoveries in the period; Mizzen offshore Newfoundland (8 April) and BL31 Oberon 1 offshore Angola (27 May).

Subsequent important events:

  On 8 July StatoilHydro received first oil and gas delivery from Murphy Oil operated Thunder Hawk field in the Gulf of Mexico.
  On 29 July Anadarko Petroleum Corporation announced a discovery at the Vito exploration well in Mississippi Canyon in Gulf of Mexico. The well encountered around 80 metres of oil pay in subsalt Miocene sands. StatoilHydro has a 25% working interest in Vito.

Natural Gas

IFRS income statement	Second quarter			First half			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008

Total revenues and other income	22.1	20.3	9%	56.3	46.8	20%	110.8

Purchase, net of inventory variation	12.8	16.7	(24%)	36.6	37.3	(2%)	80.9
Operating expenses	3.6	3.3	8%	7.6	6.5	18%	13.8
Selling, general and administrative expenses	0.3	0.3	(7%)	0.4	0.6	(36%)	1.3
Depreciation, amortisation and impairment	0.5	0.6	(18%)	0.9	1.0	(16%)	2.3
Total expenses	17.1	20.9	(18%)	45.5	45.4	0%	98.3
Net operating income	5.1	(0.6)	991%	10.9	1.4	656%	12.5

Operational data	Second quarter			First half			Full year
	2009	2008	Change	2009	2008	Change	2008

Operational data:
Natural gas sales StatoilHydro entitlement (bcm)	9.6	9.4	2%	21.1	20.5	3%	50.8
Natural gas sales (third-party volumes) (bcm)	1.7	0.8	124%	3.4	2.5	37%	5.9
Natural gas sales (bcm)	11.3	10.2	11%	24.5	22.9	7%	45.2
Natural gas sales on commission	0.3	0.3	5%	0.7	0.6	14%	1.8
Natural gas price (NOK/scm)	1.82	2.23	(18%)	2.21	2.12	4%	2.40
Transfer price natural gas (NOK/scm)	1.32	1.73	(24%)	1.64	1.64	(0%)	1.87
Regularity at delivery point	100%	100%	0%	100%	100%	0%	100%

In the second quarter of 2009 the net operating income for Natural Gas was NOK 5.1 billion, compared to a loss of NOK 0.6 billion in the second quarter of 2008. The increase was mainly due to improved gross margins, contributing 5.8 billion. The improved margins were partly due to positive changes in the fair value of derivatives, reversal of impairment and changes in accruals. The strengthening of EUR and USD against NOK also contributed to the increase. These positive effects were marginally offset by a NOK 0.3 billion increase in operating expenses.

The net operating income in the period was affected by a NOK 0.6 billion gain on derivatives and NOK 0.3 billion in reversal of impairment of investments in the second quarter of 2009. In the second quarter of 2008, net operating income was particularly affected by a NOK 2.2 billion loss on derivatives and a NOK 0.2 billion impairment of investments charge.

The volume weighted average sales price decreased by 18% amounting to NOK 3.9 billion, of which the decrease in European piped gas price contributed NOK 3.3 billion.

In the first half of 2009 the net operating income was NOK 10.9 billion, compared to NOK 1.4 billion in the first half of 2008. The NOK 9.5 billion increase was mainly due to improved gross margins, contributing NOK 10.3 billion. The improved margins were due to a number of contributing factors, most important of which were changes in accruals, changes in the valuation of derivatives and increased volumes. These factors were only partly offset by a NOK 1.1 increase in operating expenses.

The net operating income in the period was affected by NOK 1.4 billion in gain on derivatives and NOK 0.3 billion in reversal of impairment of investments, compared to a loss of NOK 2.8 billion on derivatives, impairment of investments of NOK 0.4 billion and other adjustments (mostly related to increased asset retirement obligations) of NOK 0.3 billion in the first half of 2008.

The volume weighted average sales price increased by 4%, amounting in total to NOK 1.9 billion, of which the increase in European piped gas price contributed NOK 1.7 billion.

Natural gas sales volumes for the second quarter of 2009 were 11.3 billion standard cubic metres (bcm), compared to 10.2 bcm in the second quarter of 2008, an increase of 11%. Of the total gas sales in the second quarter of 2009, there was 9.6 bcm of entitlement gas and 0.6 bcm from the SDFI share of US gas sales, while in the second quarter of 2008, 9.4 bcm was entitlement gas and 0.4 bcm was the SDFI share of US gas sales.

Natural gas sales volumes for the first half of 2009 were 24.5 bcm, compared to 22.9 bcm in the first half of 2008, an increase of 7%. Of the total gas sale for the first half in 2009, there was 21.1 bcm of entitlement gas and 1.3 bcm from the SDFI's share of US gas sale, while in the first half of 2008, 20.5 bcm was entitlement gas and 1.0 bcm was the SDFI share of US gas sale.

The sale of natural gas from the In Salah field in Algeria is reported by International E&P. Shah Deniz (Azerbaijan) volumes and Gulf of Mexico volumes are reported in full by the Natural Gas business segment. However, only the Natural Gas's share of revenues and costs related to these volumes are included in the accounts.

In the second quarter of 2009 the volume weighted average sales price was NOK 1.82 per scm (USD 7.39 per million British thermal units), compared to NOK 2.23 per scm (USD 11.58 mmbtu) in the second quarter of 2008, a decrease of 18%.

In the first half of 2009 the volume weighted average sales price was NOK 2.21 per scm (USD 8.71 mmbtu), compared to NOK 2.12 per scm (USD 10.75 mmbtu) in the second half of 2008, an increase of 4%.

Important events:

  On 1July StatoilHydro and Scottish and Southern Energy have started some commercial operations at the Aldbrough gas storage facility in East Yorkshire in the UK.

Manufacturing & Marketing

IFRS income statement	Second quarter			First half			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008

Total revenues and other income	79.2	141.4	(44%)	156.9	267.7	(41%)	531.3

Purchase, net of inventory variation	72.5	134.7	(46%)	142.2	254.9	(44%)	501.4
Operating expenses	3.2	3.0	5%	5.0	5.9	(14%)	14.7
Selling, general and administrative expenses	2.1	2.0	6%	4.2	3.8	10%	8.6
Depreciation, amortisation and impairment	2.8	0.5	461%	3.4	0.9	257%	2.1
Total expenses	80.6	140.2	(43%)	154.8	265.6	(42%)	526.8
Net operating income	(1.4)	1.2	(215%)	2.1	2.1	(1%)	4.5

Operational data	Second quarter			First half			Full year
	2009	2008	Change	2009	2008	Change	2008

FCC margin (USD/bbl)	4.8	10.0	(52%)	5.1	8.1	(37%)	8.2
Contract price methanol (EUR/tonne)	147	295	(50%)	153	393	(61%)	344

In the second quarter of 2009 the net operating loss for Manufacturing & Marketing was NOK 1.4 billion compared with a positive net operating income of NOK 1.2 billion in the second quarter of 2008. The net operating income reduction is mainly due to a NOK 2.2 billion write-down of a refinery asset, NOK 0.5 billion higher loss on inventory hedge positions which do not qualify for hedge accounting, and NOK 0.2 billon lower gain from price increase on our operational storage.

In the first six months of 2009 net operating income was NOK 2.1 billion, the same as in the first six months of 2008. The result is partly impacted by the NOK 2.2 billion write-down of a refinery assets and a NOK 0.7 billion higher loss on inventory hedge positions which do not qualify for hedge accounting, which was partly offset by the NOK 1.3 billion reversal in first quarter 2009 of a take-or-pay contract accrued for in the third quarter of 2008.

Net operating income in Oil sales, trading and supply was NOK 1.0 billion in the second quarter of 2009, compared to NOK 0.3 billion in the second quarter of 2008. The increase was mainly due to good trading results in all units, especially from storage strategies in a situation where forward prices are higher than spot market prices.

In the first six months of 2009 net operating income was NOK 2.9 billion, compared to a NOK 0.5 billion loss in the first six months of 2008. The increase was mainly due to good trading results in all units, especially from storage strategies in a situation where forward prices are higher than spot market prices, and also due to lower currency losses on inventories.

Net operating income in Manufacturing amounted to a loss of NOK 2.7 billion in the second quarter of 2009, compared to a positive net operating income of NOK 0.8 billion in the second quarter of 2008. The decrease was due to a NOK 2.2 billion write-down of the Kalunborg refinery asset, lower refining margins and methanol prices, as well as higher costs.

In the first six months of 2009 net operating income was a loss of NOK 1.2 billion, compared to postive net operating income of NOK 1.3 billion in the first six months of 2008. The decrease was mainly due to a NOK 2.2 billion write-down of the Kalundborg refinery asset and lower refining margins and methanol prices.

Net operating income in Energy and retail was NOK 0.3 billion in the second quarter of 2009, compared to NOK 0.1 billion in the second quarter of 2008. The increase was due to higher fuel margins, partly offset by lower fuel and convenience sales volumes.

In the first six months of 2009 net operaitng income was NOK 0.5 billion, compared to NOK 0.4 billion in the first six months of 2008. The increase was due to higher fuel margins, partly offset by lower fuel and convenience sales volumes.

Important events:

  On 8 July StatoilHydro entered into an agreement to acquire the South Riding Point crude oil storage and transhipment terminal located in the Bahamas. The agreement is dependent on fulfilment of certain criteria including approval from relevant government authorities.

Liquidity and capital resources

Cash flows provided by operating activities amounted to NOK 30.5 billion in the second quarter of 2009, compared to NOK 25.5 billion in the second quarter of 2008. The NOK 5.0 billion increase was mainly due to NOK 18.1 billion lower tax payments, changes in working capital contributing NOK 12.8 billion more in the second quarter of 2009 and positive changes in other non-current items related to operating activities of NOK 5.4 billion when compared to the second quarter of 2008. These items were largely offset by NOK 31.3 billion in lower cash flows from underlying operations.

Cash flows provided by operating activities amounted to NOK 38.7 billion in the first half of 2009, compared to NOK 52.4 billion in the first half of 2008. The NOK 13.7 billion decrease was mainly due to NOK 47.1 billion in lower cash flow from underlying operations, partly offset by changes in working capital contributing NOK 29.8 billion more in the first half of 2009, NOK 2.4 billion lower tax payments and positive changes in other non-current items related to operating activities of NOK 1.3 billion when compared to the first half of 2008.

Condensed cash flow statement	Second quarter			First half			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008

Cash flows from underlying operations	37.8	69.1	(31.3)	88.9	136.0	(47.1)	239.9
Cash flows from (to) changes in working capital	20.4	7.7	12.8	(1.3)	(31.1)	29.8	(3.8)
Taxes paid	(31.8)	(49.9)	18.1	(49.7)	(52.1)	2.4	(139.6)
Other changes	4.1	(1.3)	5.4	0.9	(0.4)	1.3	6.1
Cash flows provided by operations	30.5	25.5	5.0	38.7	52.4	(13.7)	102.5

Acquisitions	0.0	0.0	0.0	0.0	0.0	0.0	(13.1)
Additions to PP&E and intangible assets	(18.9)	(15.5)	(3.3)	(38.6)	(29.8)	(8.8)	(76.2)
Proceeds from sales	0.1	1.0	(1.0)	0.2	4.0	(3.8)	5.4
Other changes	(0.8)	0.0	(0.9)	(0.8)	0.1	(1.0)	(1.9)
Cash flows to investments	(19.6)	(14.5)	(5.2)	(39.3)	(25.6)	(13.7)	(85.8)

Net change in long-term borrowing	12.2	0.0	12.2	36.7	(2.0)	38.7	(0.3)
Net change in short-term borrowing	(3.2)	3.3	(6.6)	(6.5)	4.4	(10.9)	10.4
Dividends paid	(23.1)	(27.1)	4.0	(23.1)	(27.1)	4.0	(27.1)
Other changes	0.1	(0.1)	0.3	0.1	(0.2)	0.3	(0.1)
Cash flows used in financing activities	(13.9)	(23.9)	9.9	7.2	(24.9)	32.1	(17.0)

Net increase (decrease) in cash flows	(3.1)	(12.8)	9.8	6.6	1.9	4.7	(0.3)

Cash flows used in investing activities amounted to NOK 19.6 billion in the second quarter of 2009, compared to NOK 14.5 billion in the second quarter of 2008. The NOK 5.2 billion increase stems from NOK 3.3 billion in increased capital expenditures related to property plant and equipment, NOK 1.0 billion less in proceeds from sales, and NOK 0.9 billion in other cash flow changes to investments.

Cash flows used in investing activities amounted to NOK 39.3 billion in the first half of 2009, compared to NOK 25.6 billion in the first half of 2008. The NOK 13.7 billion increase stems from NOK 8.8 billion in increased capital expenditures related to property, plant and equipment, NOK 3.8 billion less in proceeds from sales, and NOK 1.0 billion in other cash flow changes to investments.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure, were NOK 19.8 billion in the second quarter of 2009, compared to NOK 15.8 billion in the second quarter of 2008 and NOK 39.3 billion in the first half of 2009 compared to NOK 30.7 billion in the first half of 2008.

Gross investments	Second quarter			First half			Full year
(in NOK billion)	2009	2008	Change	2009	2008	Change	2008

- E&P Norway	9.4	7.7	22%	19.1	15.6	23%	34.9
- International E&P	8.3	6.0	38%	16.1	11.0	46%	48.7
- Natural Gas	0.4	0.3	16%	0.7	0.8	(14%)	2.0
- Manufacturing & Marketing	1.4	1.4	(2%)	2.6	2.8	(9%)	8.5
- Other	0.3	0.3	3%	0.8	0.4	82%	1.3

Gross investment	19.8	15.8	25%	39.3	30.7	28%	95.4

Cash flows used in investing activities and gross investments have been reconciled in the table below.

Reconciliation of cash flow to gross investments	Second quarter		First half		Full year
(in NOK billion)	2009	2008	2009	2008	2008

Cash flows to investments	19.6	14.5	39.3	25.6	85.8
Proceeds from sales of assets	0.1	1.0	0.2	4.0	5.4
Other changes in non-current loans granted and JV balances	0.1	0.3	(0.2)	1.1	4.2

Gross investments	19.8	15.8	39.3	30.7	95.4

Cash flows used in financing activities in the second quarter of 2009 amounted to negative NOK 13.9 billion, compared to negative NOK 23.9 billion in the second quarter of 2008. The NOK 9.9 billion decrease was mainly related to new bonds issued, amounting to NOK 12.2, and NOK 4.0 billion less dividend paid in 2009 in addition to other changes amounting to NOK 0.3 billion, partly offset by repayment of short-term borrowings of NOK 3.2 billion in the second quarter of 2009 compared with an increase in short-term borrowings in the second quarter of 2008 of NOK 3.3 billion.

Cash flow used in financing activities for the first half of 2009 amounted to positive NOK 7.2 billion, compared to negative NOK 24.9 billion for the six months ended 30 June 2008. The NOK 32.1 billion decrease was mainly related to NOK 38.7 billion in net changes in long-term borrowing, NOK 4.0 billion in less dividend paid in 2009, and NOK 0.3 billion in other changes, partly offset by repayment of short-term borrowings by NOK 6.5 billion in the first half of 2009, compared with an increase in short-term borrowings in the first half of 2008 of NOK 4.4 billion.

Gross financial liabilities were NOK 102.2 billion at 30 June 2009, compared to NOK 50.1 billion at 30 June 2008. The NOK 52.1 billion increase was mainly related to increased non-current financial liabilities of NOK 52.4 billion.

The increase in non-current financial liabilities was mostly attributable to new bonds issued of GBP 800 million due March 2031, EUR 1.2 billion due March 2021, EUR 1.3 billion due March 2015, USD 0.5 billion due April 2014 and USD 1.5 billion due April 2019, corresponding to a total of NOK 41.1 billion.

The parent company changed its functional currency effective 1 January 2009 from Norwegian kroner to US dollar. The currency fluctuation reserve related to US dollar denominated liabilities has consequently been reduced by NOK 18.6 billion.

Net financial liabilities [10] were negative NOK 75.6 billion at 30 June 2009, compared to negative NOK 4.2 billion at 30 June 2008. The negative change of NOK 71.4 billion was mainly related to an increase in gross financial liabilities of NOK 52.0 billion, in combination with a decrease in cash, cash equivalents and current financial investments of NOK 13.4 billion and an increase in adjustments by NOK 6.0 billion.

The net debt to capital employed ratio was 28.3% at 30 June 2009, compared to 2.3% at 30 June 2008. The 26.1% increase was mainly related to an increase of net financial liabilities of NOK 71.4 billion, in combination with an increase in capital employed of NOK 81.3 billion. In the calculation of net interest-bearing debt, we make certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see the following section: Use and reconciliation of non-GAAP financial measures. [2]

Cash, cash equivalents and current financial investments amounted to NOK 29.7 billion at 30 June 2009, compared to NOK 43.0 billion at 30 June 2008. The NOK 13.3 billion decrease was mainly due to a decrease in cash inflows from revenues in 2009 compared to 2008, in combination with higher net investments in 2009 compared with 2008.

Cash and cash equivalents were NOK 24.5 billion at 30 June 2009, compared to NOK 20.1 billion at 30 June 2008. Current financial investments, which is part of our cash management, amounted to NOK 5.2 billion at 30 June 2009, compared to NOK 22.9 billion at 30 June 2008.

Current items (total current assets less total current liabilities) increased by NOK 5.3 billion from NOK 1.9 billion at 30 June 2008 to NOK 7.2 billion at 30 June 2009.

The change was due to a decrease in current liabilities such as accounts payable of NOK 9.8 billion, accounts payable related parties of NOK 5.6 billion, taxes payable of NOK 28.8 billion, commodity derivatives of NOK 11.2 and an increase in current asset such as financial derivatives of 3.5 billion and cash and cash equivalents of NOK 4.3 billion. These factors were mostly offset by a decrease in current assets such as inventory of NOK 3.4 billion, accounts receivable of NOK 25.6 billion, commodity derivatives of NOK 12.3, and current financial investments of 17.7 billion.

Use and reconciliation of non-GAAP financial measures

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial performance - Use and reconciliation of Non-GAAP measures in StatoilHydro's 2008 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

  Return on average capital employed after tax (ROACE)
  Net debt to capital employed ratio

We use ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is considered to provide useful information, both for the company and investors, regarding performance for the period under evaluation. We make regular use of this measure to evaluate our operations. Our use of ROACE should not be viewed as an alternative to net operating income, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Calculation of numerator and denominator used in ROACE calculation [11]	Twelve months ended
(in NOK billion, except percentages)	30 June 2009	30 June 2008	31 December2008

Net income for the last 12 months	12.3	55.7	43.3
After-tax net financial items for the last 12 months	18.4	(7.3)	6.4

Net income adjusted for financial items after tax (A1)	30.7	48.4	49.7

Adjustment for restructuring costs and other costs arising from the merger	(0.4)	4.2	-0.4

Net income adjusted for restructuring costs and other costs arising from the merger (A2)	30.4	52.6	49.3

Calculated average capital employed:
Average capital employed before adjustments (B1)	229.3	208.3	236.4
Average capital employed (B2)	226.6	204.9	233.3

Calculated ROACE:
Calculated ROACE based on average capital employed before adjustments (A1/B1)	13.4%	23.2%	21.0%
Calculated ROACE based on average capital employed (A1/B2)	13.6%	23.6%	21.3%
Calculated ROACE based on average capital employed and one-off effects (A2/B2)	13.4%	25.7%	21.1%

The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institution will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government is off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The net interest-bearing debt adjusted for these items is included in the calculation of average capital employed, which is also used in the calculation of ROACE.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio	Twelve months ended 30 June		Full Year
(in NOK billion, except percentages)	2009	2008	2008

Total shareholders' equity	189.0	180.1	214.1
Minority interest	2.4	2.0	2.0

Total equity and minority interest (A)	191.4	182.0	216.1

Short-term debt	12.0	12.4	20.7
Long-term debt	90.2	37.8	54.6

Gross interest-bearing debt	102.2	50.1	75.3

Cash and cash equivalents	24.5	20.1	18.6
Current financial investments	5.2	22.9	9.7

Cash and cash equivalents and current financial investments	29.7	43.0	28.4

Net debt before adjustments (B1)	72.5	7.1	46.9

Other interest-bearing elements	5.6	0.1	1,857
Marketing instruction adjustment	(1.6)	(1.3)	(1,741)
Adjustment for project loan	(0.9)	(1.7)	(1,070)

Net interest-bearing debt (B2)	75.6	4.2	46.0

Normalisation for cash-build up before tax payment (50% of tax payment)	0.0	0.0	-

Net interest-bearing debt (B3)	75.6	4.2	46.0

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt (A+B1)	269.4	189.3	264.8
Capital employed before normalisation for cash build-up for tax payment (A+B2)	267.0	186.2	262.0
Capital employed (A+B3)	267.0	186.2	262.0

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1))	26.9%	3.8%	17.7%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	28.3%	2.3%	17.5%
Net debt to capital employed (B3/(A+B3))	28.3%	2.3%	17.5%

Reconcilliation of overall operating expenses to production cost

Production cost per barrel is based on operating expenses related to production of oil and gas. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

	For the three months ended
Reconcilliation of overall operating expenses to production cost	2009		2008				2007
(in NOK billion)	30 June	31 Mar	31 Dec	30 Sept	30 June	31 March	31 Dec	30 Sept

Operating expenses, StatoilHydro Group	14.0	13.9	16.2	15.1	14.7	13.4	22.7	12.4

Deductions of costs not relevant to production cost calculation
1) Business Areas non-upstream	6.3	6.7	8.5	8.4	6.8	6.5	8.5	5.2

Total operating expenses upstream	7.7	7.2	7.6	6.7	7.9	6.9	14.2	7.2

2) Operation over/underlift	(0.1)	0.3	(0.4)	(0.6)	0.6	(0.1)	(0.1)	0.2

3) Transportation pipeline/vessel upstream	1.4	1.4	1.3	1.2	1.1	1.2	2.1	1.3

4) Miscellaneous items	0.1	0.0	0.5	0.1	0.1	0.0	0.1	0.0

Total operating expenses upstream excl. over/underlift & transportation	6.4	5.5	6.3	6.1	6.0	5.8	12.1	5.6
Total production costs last 12 months	24.3	23.9	24.2	30.0	29.5

5) Grane gas purchase	0.2	(0.0)	0.6	0.2	0.5	0.5	0.4	0.4
6) Restructuring costs from the merger	0.0	0.0	(1.6)	0.0	0.0	0.0	5.3	0.0
7) Gain/loss on sales of assets	(0.2)	(0.3)	0.8	0.0	0.0	0.0	0.0	0.0
Total operating expenses upstream for adjusted cost per barrel calculation	6.4	5.8	6.6	5.9	5.5	5.2	6.3	5.2

Production cost summary	Twelve months ended 30 June
	Entitlement production		Equity production
(in NOK per boe)	2009	2008	2009	2008

Calculated production cost	38.0	46.2	35.0	42.4

End Notes

  After-tax return on average capital employed for the last 12 months is calculated as net income after-tax net financial items adjusted for accretion expenses, divided by the average of opening and closing balances of net interest-bearing debt, shareholders' equity and minority interest. See table under report section "Return on average capital employed after tax" for a reconciliation of the numerator. See table under report section "Net debt to capital employed ratio" for a reconciliation of capital employed. StatoilHydro's second quarter 2009 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS.

  For a definition of non-GAAP financial measures and use of ROACE, see report section "Use and reconciliation of non-GAAP measures".

  The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.

  FCC margin is an in-house calculated refinery margin benchmark intended to represent a 'typical' upgraded refinery with an FCC (fluid catalytic cracking) unit located in the Rotterdam area based on Brent crude.

  A total of 15.4 mboe per day in the second quarter of 2009 and 15.3 mboe in the second quarter of 2008 represent our share of production in an associated company which is accounted for under the equity method. These volumes have been included in the production figure, but excluded when computing the over/underlift position. The computed over/underlift position is therefore based on the difference between produced volumes excluding our share of production in an associated company and lifted volumes.

  Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

  Lifting of liquids corresponds to sales of liquids for E&P Norway and International E&P. Deviations from the share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.

  The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of liquids and natural gas, excluding our share of operational costs and production in an associated company as described in end note 5. For normalisation of production cost, see table under report section "Normalised production cost".

  Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) contract that correspond to StatoilHydro's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent the StatoilHydro share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil.

  Net financial liabilities are non-current financial liabilities and current financial liabilities reduced by cash, cash equivalents and current financial investments. Net interest-bearing debt is normalised by excluding 50% of the cash build-up related to tax payments due in the beginning of February, April, June, August, October and December each year.

  These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP measures" for details.

  Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of StatoilHydro and also holds major investments in other entities. This ownership structure means that StatoilHydro participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party.

  StatoilHydro purchases liquids and natural gas from the Norwegian State, represented by SDFI (The States Direct Financial Interest). In addition, StatoilHydro is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State.

  All transactions are considered to be on a normal arms-length basis and are presented in the financial statements.

Forward-looking statements

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "believe", "intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements.

All statements other than statements of historical fact, including, among others, statements such as those regarding: plans for future development and operation of projects; reserve information; expected exploration and development activities and plans; impact of facility maintenance activities; expected start-up dates for projects and expected production and capacity of projects; expectations of the synergies produced by our recent acquisitions; the expected impact of the current financial crisis on our financial position to obtain short term and long term financing; the projected levels of risk exposure with respect to financial counterparties; the expected impact of USDNOK exchange rate fluctuations on our financial position; oil, gas and alternative fuel price levels and volatility; oil, gas and alternative fuel supply and demand; the completion of acquisitions; and the obtaining of regulatory and contractual approvals are forward-looking statements.

These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; the political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; changes in laws and governmental regulations; the timing of bringing new fields on stream; material differences from reserves estimates; an inability to find and develop reserves; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; the actions of competitors; the actions of field partners; industrial actions by workers; natural disasters and adverse weather conditions and other changes to business conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors which may affect StatoilHydro's business, is contained in StatoilHydro's 2008 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on StatoilHydro's web site at www.StatoilHydro.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this review, either to make them conform to actual results or changes in our expectations.

FINANCIAL STATEMENTS

2nd quarter 2009

CONSOLIDATED STATEMENTS OF INCOME
	For the three months		For the six months		For the year ended
	ended 30 June		ended 30 June		31 December
	2009	2008	2009	2008	2008
(in NOK million)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES AND OTHER INCOME
Revenues	104,629	170,608	217,260	328,304	651,977
Net income (loss) from associated companies	590	446	610	279	1,283
Other income	29	581	133	2,228	2,760

Total revenues and other income	105,248	171,635	218,003	330,811	656,020

OPERATING EXPENSES
Purchases [net of inventory variation]	(46,622)	(81,834)	(90,734)	(159,451)	(329,182)
Operating expenses	(14,003)	(14,671)	(27,952)	(28,052)	(59,349)
Selling, general and administrative expenses	(3,059)	(2,339)	(5,796)	(5,304)	(10,964)
Depreciation, amortisation and impairment losses	(12,830)	(8,233)	(24,001)	(17,780)	(42,996)
Exploration expenses	(4,421)	(1,945)	(9,681)	(6,171)	(14,697)

Total operating expenses	(80,935)	(109,022)	(158,164)	(216,758)	(457,188)

Net operating income	24,313	62,613	59,839	114,053	198,832

FINANCIAL ITEMS
Net foreign exchange gains (losses)	(130)	729	(1,630)	4,141	(32,563)
Interest income and other financial items	1,776	718	2,234	1,258	12,207
Interest and other finance expenses	(6,438)	(1,919)	(9,311)	(1,973)	1,991

Net financial items	(4,792)	(472)	(8,707)	3,426	(18,365)

Income before tax	19,521	62,141	51,132	117,479	180,467

Income tax	(19,495)	(43,225)	(47,137)	(82,523)	(137,197)

Net income	26	18,916	3,995	34,956	43,270

Attributable to:
Equity holders of the company	77	18,771	3,744	34,748	43,265
Minority interest	(51)	145	251	208	5
	26	18,916	3,995	34,956	43,270

Earnings per share for income attributable to equity holders of the company - basic and diluted	0,02	5.89	1.18	10.91	13.58

Dividend declared and paid per ordinary share	7.25	8.50	7.25	8.50	8.50

Weighted average number of ordinary shares outstanding	3,184,206,446	3,186,220,758	3,184,516,025	3,186,391,062	3,185,953,538

See notes to the quarterly Consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	For the three months ended 30 June		For the six months ended 30 June		For the year ended 31 December
	2009	2008	2009	2008	2008
(in NOK million)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income	26	18,916	3,995	34,956	43,270

Foreign currency translation differences	(302)	(447)	(5,733)	(4,218)	30,880
Actuarial gains (losses) on employee retirement benefit plans	751	0	(399)	589	(7,945)
Change in fair value of available for sale financial assets	0	(644)	(66)	(1,069)	(1,362)
Income tax on income and expense recognised directly in equity	92	160	201	(91)	(802)

Other comprehensive income	541	(931)	(5,997)	(4,789)	20,771

Total comprehensive income	567	17,985	(2,002)	30,167	64,041

Attributable to:
Equity holders of the company	618	17,840	(2,253)	29,959	64,036
Minority interest	(51)	145	251	208	5
	567	17,985	(2,002)	30,167	64,041

CONSOLIDATED BALANCE SHEETS
	At 30 June		At 31 December
	2009	2008	2008
(in NOK million)	(unaudited)	(unaudited)

ASSETS
Non-current assets
Property, plant and equipment	332,588	277,235	329,841
Intangible assets	59,195	43,661	66,036
Investments in associated companies	12,031	10,153	12,640
Deferred tax assets	1,921	681	1,302
Pension assets	28	1,621	30
Financial investments	12,920	15,581	16,465
Derivative financial instruments	0	585	2,383
Financial receivables	4,362	3,604	4,914

Total non-current assets	423,045	353,121	433,611

Current assets
Inventories	18,743	22,125	15,151
Trade and other receivables	58,070	82,976	69,931
Current tax receivable	1,368	861	3,840
Derivative financial instruments	23,726	32,546	27,505
Financial investments	5,211	22,924	9,747
Cash and cash equivalents	24,452	20,104	18,638

Total current assets	131,570	181,536	144,812

TOTAL ASSETS	554,615	534,657	578,423

CONSOLIDATED BALANCE SHEETS
	At 30 June		At 31 December
	2009	2008	2008
(in NOK million)	(unaudited)	(unaudited)

EQUITY AND LIABILITIES
Equity
Share capital	7,972	7,972	7,972
Treasury shares	(12)	(6)	(9)
Additional paid-in capital	41,466	41,374	41,450
Additional paid-in capital related to treasury shares	(684)	(434)	(586)
Retained earnings	128,750	148,801	147,998
Other reserves	11,472	(17,626)	17,254

StatoilHydro shareholders' equity	188,964	180,081	214,079

Minority interest	2,403	1,957	1,976

Total equity	191,367	182,038	216,055

Non-current liabilities
Financial liabilities	90,181	37,791	54,606
Deferred tax liabilities	72,190	72,354	68,144
Pension liabilities	22,028	19,205	25,538
Assets retirement obligations, other provisions and other liabilities	54,515	43,655	54,359

Total non-current liabilities	238,914	173,005	202,647

Current liabilities
Trade and other payables	58,689	74,849	61,200
Current tax payable	48,204	77,053	57,074
Financial liabilities	11,971	12,374	20,695
Derivative financial instruments	5,470	15,338	20,752

Total current liabilities	124,334	179,614	159,721

Total liabilities	363,248	352,619	362,368

TOTAL EQUITY AND LIABILITIES	554,615	534,657	578,423

See notes to the quarterly Consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited, in NOK million)	StatoilHydro shareholders' equity	Minority interest	Total

At 1 January 2008	177,275	1,792	179,067
Net income	34,748	208	34,956
Income and expense recognised directly in equity*	(4,789)	-	(4,789)
Dividend declared and paid	(27,082)	-	(27,082)
Other equity transactions	(71)	(43)	(114)

At 30 June 2008	180,081	1,957	182,038

(unaudited, in NOK million)	StatoilHydro shareholders' equity	Minority interest	Total

At 1 January 2009	214,079	1,976	216,055
Net income	3,744	251	3,995
Income and expense recognised directly in equity*	(5,997)	-	(5,997)
Dividend declared and paid	(23,085)		(23,085)
Other equity transactions	223	176	399

At 30 June 2009	188,964	2,403	191,367

*For detailed information, see Consolidated statements of comprehensive income.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended 30 June		For the year ended 31 December
	2009	2008	2008
(in NOK million)	(unaudited)	(unaudited)

OPERATING ACTIVITIES
Income before tax	51,132	117,479	180,467

Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation, amortisation and impairment	24,001	17,780	42,996
Exploration expenditures written off	4,877	1,485	3,872
(Gains) losses on foreign currency transactions and balances	8,792	861	15,243
(Gains) losses on sales of assets and other items	84	(1,642)	(2,704)

Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	(3,592)	(4,483)	2,470
• (Increase) decrease in trade and other receivables	11,941	(13,401)	(1,129)
• (Increase) decrease in net current financial derivative instruments	(11,503)	(3,747)	6,708
• (Increase) decrease in current financial investments	4,536	(19,565)	(6,388)
• Increase (decrease) in trade and other payables	(2,713)	10,114	(5,466)

Taxes paid	(49,700)	(52,059)	(139,604)
• (Increase) decrease in non-current items related to operating activities	865	(423)	6,068

Cash flows provided by operating activities	38,720	52,399	102,533

INVESTING ACTIVITIES
Additions through business combinations	0	0	(13,120)
Additions to property, plant and equipment	(33,808)	(25,699)	(58,529)
Exploration expenditures capitalised	(4,412)	(2,930)	(6,821)
Changes in other intangibles	(428)	(1,171)	(10,828)
Change in long-term loans granted and other long-term items	(842)	130	(1,910)
Proceeds from sale of assets	172	4,021	5,371

Cash flows used in investing activities	(39,318)	(25,649)	(85,837)

FINANCING ACTIVITIES
New long-term borrowings	41,143	47	2,596
Repayment of long-term borrowings	(4,470)	(2,041)	(2,864)
Distribution to minority shareholders	176	(44)	179
Dividend paid	(23,085)	(27,082)	(27,082)
Treasury shares purchased	(75)	(154)	(308)
Net short-term borrowings, bank overdrafts and other	(6,483)	4,412	10,450

Cash flows used in financing activities	7,206	(24,862)	(17,029)

Net increase (decrease) in cash and cash equivalents	6,608	1,888	(333)

Effect of exchange rate changes on cash and cash equivalents	(794)	(48)	707
Cash and cash equivalents at the beginning of the period	18,638	18,264	18,264

Cash and cash equivalents at the end of the period	24,452	20,104	18,638

See notes to the quarterly Consolidated financial statements.

1 ORGANISATION AND BASIS OF PREPARATION

General information
StatoilHydro ASA, formerly Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway.

Effective 1 October 2007, Statoil ASA merged with the oil and gas activities of Norsk Hydro ASA (Hydro Petroleum). Statoil ASA's name changed to StatoilHydro ASA as of that date. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

StatoilHydro's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products.

StatoilHydro ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

Organisation
StatoilHydro's oil and gas activities and net assets on the Norwegian Continental Shelf (NCS) were until 31 December 2008 owned by StatoilHydro ASA and by StatoilHydro Petroleum AS. With effect from 1 January 2009, StatoilHydro ASA transferred the ownership of its NCS net assets to StatoilHydro Petroleum AS, a 100% owned operating subsidiary. Following the transfer, all NCS net assets are owned by StatoilHydro Petroleum AS and effective from the same date, StatoilHydro Petroleum AS became the co-obligor of certain existing debt securities of StatoilHydro ASA and guarantor of certain other debt securities of StatoilHydro ASA, and irrevocably assumed and agreed to perform the payment and covenant obligations for the related debt securities.

As a result of this group internal reorganisation, the nature of StatoiHydro ASA's operations and transactions were changed so that the functional currency of the company also changed from NOK to USD effective as of the same date and with prospective effect. The functional currency of StatoilHydro Petroleum AS has not changed and remains NOK. The presentation currency for the StatoiHydro group remains NOK.

Basis of preparation
These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union. The interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (IFRS) for a complete set of financial statements. These interim financial statements should be read in conjunction with the annual financial statements. A detailed description of the accounting policies used is included in the StatoilHydro annual financial statements for 2008. There have been no significant changes in accounting policies compared to the annual financial statements. The interim financial statements are unaudited.

With effect from 1 January 2009 StatoilHydro adopted amendments to IAS 1 Presentation of Financial Statements issued in September 2007. The Statement of recognised income and expenses has been replaced with the Consolidated statement of comprehensive income and the Consolidated statement of changes in equity which StatoilHydro previously presented in the Equity note. The Consolidated statement of changes in equity shows changes in non-shareholders' equity separately. StatoilHydro also adopted other required amendments to standards and improvements to IFRSs effective 1 January 2009 with no significant impact on the interim financial statements.

The financial statements provide, in the opinion of management, a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain reclassifications have been made to prior periods' figures to be consistent with the current period's classifications. The unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. Change in accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Commercial factors affecting the financial statements
The Group is exposed to a number of underlying economic factors, such as liquids prices, natural gas prices, refining margins, foreign exchange rates, as well as financial instruments with fair values derived from changes in these factors, which affect the overall results for each period. In addition the results of the Group are influenced in each period by the level of production, which in the short term may be influenced by for instance maintenance. In the long term, the results are impacted by the success of exploration and field development activities.

2 FINANCIAL LIABILITIES AND FINANCIAL ITEMS

On 11 March 2009 StatoilHydro ASA executed the issuance of a GBP 0.8 billion bond maturing in March 2031, a EUR 1.2 billion bond maturing in March 2021 and a EUR 1.3 billion bond maturing in March 2015. All bonds were issued under StatoilHydro ASA's Euro Medium Term Note Programme and have been listed on the London Stock Exchange.

On 23 April 2009 StatoilHydro ASA executed the issuance of a USD 0.5 billion bond maturing in April 2014 and a USD 1.5 billion bond maturing in April 2019. These registered bonds were issued under the Registration Statement on Form F-3 ("Shelf Registration") filed with the SEC in the United States.

All of the bonds are guaranteed by StatoilHydro Petroleum AS.

	For the three months		For the six months		For the year
	ended 30 June		ended 30 June		ended 31 December
(in NOK million)	2009	2008	2009	2008	2008

Foreign exchange gains (losses) non-current financial liabilities	0	90	0	2,405	(11,252)
Foreign exchange gains (losses) derivative financial instruments	2,294	244	5,998	5,483	(25,001)
Foreign exchange gains (losses) taxes payable	(562)	0	(1,569)	0	0
Other foreign exchange gains (losses)	(1,862)	395	(6,059)	(3,748)	3,690

Net foreign exchange gains (losses)	(130)	729	(1,630)	4,141	(32,563)

Dividends received	48	155	71	196	290
Gains (losses) financial investments	879	(578)	337	(1,625)	4,796
Interest income financial investments	101	241	215	458	975
Interest income non-current financial receivables	25	12	56	48	130
Interest current financial assets and other financial income	723	888	1,555	2,181	6,016

Interest income and other financial items	1,776	718	2,234	1,258	12,207

Capitalised borrowing costs	378	243	780	548	1,225
Accretion expense asset retirement obligation	(561)	(510)	(1,229)	(1,016)	(2,107)
Interest expense non-current financial liabilities	(1,224)	(570)	(1,987)	(1,155)	(2,743)
Gains (losses) derivative financial instruments	(3,423)	(759)	(5,101)	60	6,708
Interest current financial liabilities and other finance expenses	(1,608)	(323)	(1,774)	(410)	(1,092)

Interest and other finance expenses	(6,438)	(1,919)	(9,311)	(1,973)	1,991

Net financial items	(4,792)	(472)	(8,707)	3,426	(18,365)

Foreign exchange gains and losses derivative financial instruments include fair value changes of currency swap positions related to liquidity and currency risk management. The 4% weakening of the US dollar versus the NOK for the second quarter of 2009 resulted in fair value gains on these positions which are recognised in the Consolidated statements of income.

Effective 1 January 2009 the functional currency changed to US dollar for the parent company. As a result US dollar denominated non-current financial liabilities that impacted Net foreign exchange gains (losses) in 2008, do not impact the Consolidated statements of income in 2009. Correspondingly NOK denominated taxes payable impact Net foreign exchange gains (losses) in 2009, but had no impact on the Consolidated statements of income in 2008.

Gains (losses) derivative financial instruments include fair value changes of interest rate swap positions which are used to manage the interest rate risk on external loans. Increasing USD interest rates during the three and six month periods ended 30 June 2009 resulted in fair value losses on these positions of NOK 4.0 billion and NOK 6.0 billion, respectively.

Included in Interest current financial liabilities and other finance expenses is an impairment write-down of NOK 1.1 billion related to an investment in a refinery company. For further details see note 4.

All hedge accounting relationships, related to a portion of the non-current debt portfolio, have been discontinued in the first quarter of 2009. Fair value adjustments of NOK 2.5 billion previously recorded on the loans in accounting hedge will prospectively be amortised over the remaining life of these loans (14 to 19 years). The amortised income recognised in Gains (losses) derivative financial instruments for the second quarter of 2009 is insignificant.

3 INCOME TAX

	For the three months		For the six months		For the year ended
	ended 30 June		ended 30 June		31 December
(in NOK million)	2009	2008	2009	2008	2008

Income before tax	19,521	62,141	51,132	117,479	180,467

Income tax	(19,495)	(43,225)	47,137	(82,523)	(137,197)

Equivalent to a tax rate of :	99,9%	69,6%	92,2%	70,2%	76,0%

The income tax rate for the second quarter of 2009 was 99.9% (92.2% for the first half year of 2009), compared to a tax rate of 69.6% in the second quarter of 2008 (70.2% for the first half year of 2008). The increase in the tax rate from 2008 to 2009 was mainly due to significant taxable exchange gains, on US dollar denominated financial liabilities, which do not have an impact on the Statements of income in companies whose functional currency is now USD. In addition, the tax rate increased due to a relatively higher share of operating income from the Norwegian Continental Shelf, which is subject to a higher than average tax rate, and impairment write-downs in entities which are subject to lower than average tax rates.

4 SEGMENTS

StatoilHydro manages its operations in four business segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing. The Exploration and Production Norway and International Exploration and Production segments explore for, develop and produce crude oil and natural gas. The Natural Gas segment transports and markets natural gas and natural gas products. Manufacturing and Marketing is responsible for petroleum refining operations and the marketing and sale of crude oil and refined petroleum products except for natural gas and natural gas products.

The "Other" section consists of the activities of Corporate services, Corporate centre, Group Finance, Technology & New energy and Projects. The "Eliminations" section encompasses elimination of inter-segment sales and related unrealised profits mainly from the sale of crude oil and products. Inter-segment revenues are at estimated market prices.

Operating segments align with internal management reporting to the Group's chief operating decision maker, defined as the Corporate Executive Committee (CEC). The operating segments are determined based on differences in the nature of their operations, products, services and geographical location of the activity. The measure of segment profit is Net operating income. Financial items and tax expense are not allocated to the operating segments. The measurement basis for the net operating income for each operating segment follows the accounting principles used in the financial statements.

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other	Eliminations	Total

Three months ended
30 June 2009
Revenues third party and Other income	986	3,018	21,499	78,916	239	0	104,658
Revenues inter-segment	32,954	7,452	352	199	560	(41,517)	0
Net income (loss) from associated companies	29	231	269	65	(4)	0	590

Total revenues and other income	33,969	10,701	22,120	79,180	795	(41,517)	105,248

Net operating income	20,601	1,187	5,054	(1,398)	177	(1,308)	24,313

Three months ended
30 June 2008
Revenues third party and Other income	7,442	2,534	19,574	141,216	423	0	171,189
Revenues inter-segment	59,666	11,454	649	155	503	(72,427)	0
Net income (loss) from associated companies	9	326	62	50	(1)	0	446

Total revenues and other income	67,117	14,314	20,285	141,421	925	(72,427)	171,635

Net operating income	53,786	9,573	(567)	1,217	(64)	(1,332)	62,613

Six months ended
30 June 2009
Revenues third party and Other income	88	5,407	55,548	155,777	573	0	217,393
Revenues inter-segment	76,771	13,087	680	986	1,059	(92,583)	0
Net income (loss) from associated companies	41	343	113	136	(23)	0	610

Total revenues and other income	76,900	18,837	56,341	156,899	1,609	(92,583)	218,003

Net operating income	50,597	(1,132)	10,879	2,091	(427)	(2,169)	59,839

Six months ended
30 June 2008
Revenues third party and Other income	8,685	6,540	45,812	267,155	2,340	0	330,532
Revenues inter-segment	112,826	20,014	1,235	438	952	(135,465)	0
Net income (loss) from associated companies	17	423	(244)	115	(32)	0	279

Total revenues and other income	121,528	26,977	46,803	267,708	3,260	(135,465)	330,811

Net operating income	96,024	13,824	1,439	2,106	718	(58)	114,053

In the International Exploration and Production segment, the Group recognised a net impairment loss of NOK 1.5 billion in the second quarter of 2009 which relates to assets in the Gulf of Mexico. The basis for the impairments are value in use estimates triggered by changes in market conditions and production profiles. The net impairment loss consists of impairment charges of NOK 2.0 billion and reversal of previous periods impairments of NOK 0.5 billion. The net impairments have been presented as Exploration expenses of NOK 2.0 billion and reduction of Depreciation, amortisation and impairment of NOK 0.5 billion on the basis of their nature as intangible assets (exploration assets) and fixed assets (development and producing assets), respectively. In the second quarter 2008, the Group recognised a reversal of impairment of NOK 2.0 billion related to the International Exploration and Production segment. For the six months ending 30 June 2009, the International Exploration and Production segment recognised a net impairment loss of NOK 3.9 billion, mainly related to assets in the Gulf of Mexico. The net impairment loss consists of impairment charges of NOK 4.4 billion and reversal of previous periods impairments of NOK 0.5 billion. The net impairments have been presented as Exploration expenses of NOK 4.1 billion and reduction of Depreciation, amortisation and impairment of NOK 0.2 billion on the basis of their nature as intangible assets (exploration assets) and fixed assets (development and producing assets), respectively. In the six months ending 30 June 2008 the Group recognised impairments of NOK 2.1 billion and reversal of impairments of NOK 2.0 billion related to the International Exploration and Production segment.

In the Manufacturing and Marketing segment, the Group recognised an impairment loss of NOK 2.2 billion in the second quarter of 2009 related to refinery assets. The basis for the impairment is value in use estimates triggered by downgraded expectations on refining margins, especially in the short and medium term. The impairment has been reflected under Depreciation, amortisation and impairment.

In addition, the Group has recognised an impairment loss of NOK 1.1 billion related to investment in a refinery company which is classified as available for sale financial assets. This impairment loss has not been allocated to a specific segment but is presented under financial items. See also note 2.

In assessing the need for impairment of the carrying amount of a potentially impaired asset, the asset's carrying amount is compared to the recoverable amount. The recoverable amount is the higher of fair value less costs to sell and estimated value in use. When preparing a value in use calculation the estimated future cash flows are adjusted for risks specific to the asset and discounted using a real post-tax discount rate of 6.5% for the second quarter.

In the Manufacturing and Marketing segment, a provision of NOK 1.3 billion related to a take or pay contract was reversed and consequently reduced Operating expenses in the first quarter of 2009.

5 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

(in NOK million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2008	329,841	66,036
Additions	34,987	5,134
Transfers	2,910	(2,910)
Disposals	(97)	(26)
Expensed exploration expenditures previously capitalised	-	(4,877)
Depreciation, amortisation and impairment losses	(23,933)	(68)
Effect of foreign currency translation adjustments	(11,120)	(4,094)
Balance at 30 June 2009	332,588	59,195

6 PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

StatoilHydro ASA issued a declaration to the Norwegian Ministry of Petroleum and Energy (MPE) in 1999 in connection with a dispute between four Åsgard partners and StatoilHydro related to the construction of new facilities for the Åsgard development at the Kårstø Terminal. The declaration confirmed that the MPE will receive similar treatment as the four Åsgard partners with respect to the disputed issues. On the basis of the declaration, the MPE on 29 April 2008 issued a writ involving a multi-component compensation claim, the aggregate principal exposure of which for StatoilHydro approximates between NOK 4 and 7 billion after tax. During the fourth quarter of 2008 ExxonMobil, the final Åsgard partner at the time of the original dispute, issued a similar writ with a compensation claim approximating an estimated exposure of up to NOK 1 billion after tax. StatoilHydro rejects both claims.

StatoilHydro was informed on 26 September 2007 of possible consultancy agreements and transactions associated with Hydro's petroleum activities in Libya, which were transferred to StatoilHydro as of 1 October 2007 as part of the merger with Hydro Petroleum, and which could be in conflict with applicable Norwegian and US anti-corruption legislation. Following a preliminary assessment by StatoilHydro, an external review of the relevant aspects was initiated. The external US and Norwegian legal counsels that have conducted the review delivered their report to StatoilHydro ASA's CEO on 6 October 2008. The report has also been delivered to the National Authority for Investigation and Prosecution of Economic and Environmental Crime in Norway (Økokrim), the US Department of Justice, the US Securities and Exchange Commission and Libyan authorities. The report does not draw any legal conclusions. In accordance with the mandate for the review, the report entails the facts relevant to applicable Norwegian and US anti-corruption legislation to which StatoilHydro ASA may be subject as a result of the merger. Økokrim informed on May 15, 2009 that there will be no investigations related to the international activities of former Hydro Oil & Energy.

During the normal course of its business StatoilHydro is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. StatoilHydro has provided in its accounts for probable liabilities related to litigation and claims based on the Company's best judgement. StatoilHydro does not expect that the financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

7 CONDENSED CONSOLIDATING FINANCIAL INFORMATION

At 31 December 2008, StatoilHydro's oil and gas activities and net assets on the Norwegian Continental Shelf (NCS) were owned by StatoilHydro ASA and by StatoilHydro Petroleum AS. With effect from 1 January 2009, StatoilHydro ASA has transferred the ownership of its NCS net assets to StatoilHydro Petroleum AS, a 100% owned operating subsidiary. Following the transfer, all NCS net assets are owned by StatoilHydro Petroleum AS. Effective from the same date, StatoilHydro Petroleum AS became the co-obligor of certain existing debt securities of StatoilHydro ASA that are registered under the US Securities Act of 1933 ("US registered debt securities"). As co-obligor, StatoilHydro Petroleum AS fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with StatoilHydro ASA, the payment and covenant obligations for these US registered debt securities. In addition, StatoilHydro ASA also became the co-obligor of a US registered debt security of StatoilHydro Petroleum AS. As co-obligor, StatoilHydro ASA fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with StatoilHydro Petroleum AS, the payment and covenant obligations of that security.

During 2009, StatoilHydro ASA issued two additional US registered debt securities which are fully and unconditionally guaranteed by StatoilHydro Petroleum AS, with StatoilHydro Petroleum AS being the sole guarantor of such securities. In the future, StatoilHydro ASA may issue future US registered debt securities from time to time for which StatoilHydro Petroleum AS will be the co-obligor or guarantor of such debt securities.

The following financial information on a condensed consolidating basis provides investors with financial information about StatoilHydro ASA, as issuer and co-obligor, StatoilHydro Petroleum AS, as co-obligor and guarantor, and all other subsidiaries as required by SEC Rule 3-10 of Regulation S-X. The transfer of ownership of the NCS net assets from StatoilHydro ASA to StatoilHydro Petroleum AS was a common control transaction. StatoilHydro ASA accounts for common control transactions by recognising the carrying amounts of assets and liabilities transferred and restating the financial statements for all periods presented to reflect the transaction as if it occurred at the beginning of the periods presented. The condensed consolidating information presented below reflects the transfer of NCS assets to the StatoilHydro Petroleum AS for all periods presented. The condensed consolidating information is prepared in accordance with the group's IFRS accounting policies as described in note 2, Significant accounting policies, except that investments in subsidiaries are accounted for using the equity method as required by Rule 3-10.

The following are condensed consolidated statements of income and cash flow statements for the six months ended 30 June 2009 and 2008, and condensed balance sheet information as of 30 June 2009 and 31 December 2008.

CONSOLIDATED STATEMENTS OF INCOME

	StatoilHydro ASA	StatoilHydro Petroleum AS	Other subsidiaries	Consolidation adjustments
For the six months ended 30 June 2009 (in NOK million)					Group

REVENUES AND OTHER INCOME
Revenues	142,531	97,766	69,913	(92,950)	217,260
Net income (loss) from subsidiaries/associated companies	12,649	(3,587)	124	(8,576)	610
Other income	3	(27)	157	0	133

Total revenues and other income	155,183	94,152	70,194	(101,526)	218,003

OPERATING EXPENSES
Purchases [net of inventory variation]	(129,921)	(2,701)	(42,707)	84,595	(90,734)
Operating expenses	(6,406)	(17,233)	(5,380)	1,067	(27,952)
Selling, general and administrative expenses	(4,616)	(200)	(5,281)	4,301	(5,796)
Depreciation, amortisation and impairment losses	(400)	(12,632)	(10,969)	0	(24,001)
Exploration expenses	(376)	(2,824)	(6,481)	0	(9,681)

Total operating expenses	(141,719)	(35,590)	(70,818)	89,963	(158,164)

Net operating income	13,464	58,562	(624)	(11,563)	59,839

FINANCIAL ITEMS
Net foreign exchange gains (losses)	(635)	(1,895)	900	0	(1,630)
Interest income and other financial items	2,690	998	(12,391)	10,937	2,234
Interest and other finance expenses	(8,595)	(1,942)	(3,177)	4,403	(9,311)

Net financial items	(6,540)	(2,839)	(14,668)	15,340	(8,707)

Income before tax	6,924	55,723	(15,292)	3,777	51,132

Income tax	(3,182)	(44,632)	(149)	826	(47,137)

Net income	3,742	11,091	(15,441)	4,603	3,995

CONSOLIDATED STATEMENTS OF INCOME

	StatoilHydro ASA	StatoilHydro Petroleum AS	Other subsidiaries	Consolidation adjustments
For the six months ended 30 June 2008 (in NOK million)					Group

REVENUES AND OTHER INCOME
Revenues	188,989	137,585	121,076	(119,346)	328,304
Net income (loss) from subsidiaries/associated companies	35,418	4,387	464	(39,990)	279
Other income	520	4	1,704	0	2,228

Total revenues and other income	224,927	141,976	123,244	(159,336)	330,811

OPERATING EXPENSES
Purchases [net of inventory variation]	(185,088)	(2,156)	(84,801)	112,594	(159,451)
Operating expenses	(6,377)	(18,119)	(6,058)	2,502	(28,052)
Selling, general and administrative expenses	(5,659)	(41)	(4,484)	4,880	(5,304)
Depreciation, amortisation and impairment losses	(331)	(12,528)	(4,921)	0	(17,780)
Exploration expenses	(333)	(2,033)	(3,805)	0	(6,171)

Total operating expenses	(197,788)	(34,877)	(104,069)	119,976	(216,758)

Net operating income	27,139	107,099	19,175	(39,360)	114,053

FINANCIAL ITEMS
Net foreign exchange gains (losses)	6,809	(425)	(2,243)	0	4,141
Interest income and other financial items	3,240	962	1,956	(4,900)	1,258
Interest and other net finance expenses	(2,321)	(2,697)	(1,908)	4,953	(1,973)

Net financial items	7,728	(2,160)	(2,195)	53	3,426

Income before tax	34,867	104,939	16,980	(39,307)	117,479

Income tax	(119)	(74,232)	(7,982)	(190)	(82,523)

Net income	34,748	30,707	8,998	(39,497)	34,956

CONSOLIDATED BALANCE SHEETS
	StatoilHydro ASA	StatoilHydro Petroleum AS	Other subsidiaries	Consolidation adjustments
At 30 June 2009 (in NOK million)					Group

ASSETS
Non-current assets
Property, plant and equipment	5,284	192,735	134,569	0	332,588
Intangible assets	32	8,832	50,331	0	59,195
Shares in subsidiaries	301,758	63,001	0	(364,759)	0
Investments in associated companies	1,426	672	9,153	780	12,031
Deferred tax assets	3,554	0	4,470	(6,103)	1,921
Pension assets	0	0	28	0	28
Financial investments	12	5	12,903	0	12,920
Financial receivables	318	1,029	3,015	0	4,362
Financial receivables from subsidiaries	47,892	45	24,984	(72,921)	0

Total non-current assets	360,276	266,319	239,453	(443,003)	423,045

Current assets
Inventories	13,098	70	9,699	(4,124)	18,743
Trade and other receivables	28,490	11,109	18,471	0	58,070
Current tax receivables	0	880	488	0	1,368
Receivables from subsidiaries	0	84,325	150,903	(235,228)	0
Derivative financial instruments	13,633	9,776	317	0	23,726
Financial investments	307	0	4,904	0	5,211
Cash and cash equivalents	16,990	(19)	7,481	0	24,452

Total current assets	72,518	106,141	192,263	(239,352)	131,570

TOTAL ASSETS	432,794	372,460	431,716	(682,355)	554,615

EQUITY AND LIABILITIES
Equity
Paid in Capital and Retained Earnings	177,492	105,468	240,623	(346,091)	177,492
Other reserves	11,472	(1,003)	22,161	(21,158)	11,472

StatoilHydro shareholders' equity	188,964	104,465	262,784	(367,249)	188,964

Minority interest	0	0	2,403	0	2,403

Total equity	188,964	104,465	265,187	(367,249)	191,367

Non-current liabilities
Financial liabilities	86,414	321	3,446	0	90,181
Non-current liabilities to subsidiaries	44	46,935	25,941	(72,920)	0
Deferred tax liabilities	0	73,609	5,848	(7,267)	72,190
Pension liabilities	21,485	0	543	0	22,028
Asset retirement obligations, other provisions and other liabilities	2,065	36,502	15,948	0	54,515

Total non-current liabilities	110,008	157,367	51,726	(80,187)	238,914

Current liabilities
Trade and other payables	22,576	17,779	18,022	312	58,689
Current tax payable	391	42,122	5,691	0	48,204
Financial liabilities	10,810	0	1,161	0	11,971
Derivative financial instruments	5,129	7	334	0	5,470
Current liabilities to subsidiaries	94,915	50,719	89,594	(235,228)	0

Total current liabilities	133,821	110,627	114,802	(234,916)	124,334

Total liabilities	243,829	267,994	166,528	(315,103)	363,248

TOTAL EQUITY AND LIABILITIES	432,793	372,459	431,715	(682,352)	554,615

CONSOLIDATED BALANCE SHEETS
	StatoilHydro ASA	StatoilHydro Petroleum AS	Other subsidiaries	Consolidation adjustments
At 31 December 2008 (in NOK million)					Group

ASSETS
Non-current assets
Property, plant and equipment	5,698	187,739	136,404	0	329,841
Intangible assets	7	6,888	59,141	0	66,036
Shares in subsidiaries	314,779	69,586	4,750	(389,115)	0
Investments in associated companies	845	1,070	11,078	(353)	12,640
Deferred tax assets	7,187	0	1,302	(7,187)	1,302
Pension assets	0	0	30	0	30
Financial investments	12	7	16,446	0	16,465
Derivative financial instruments	2,383	0	0	0	2,383
Financial receivables	343	539	4,032	0	4,914
Financial receivables from subsidiaries	44,148	56	26,332	(70,536)	0

Total non-current assets	375,402	265,885	259,515	(467,191)	433,611

Current assets
Inventories	5,884	942	9,858	(1,533)	15,151
Trade and other receivables	36,394	12,918	20,619	0	69,931
Current tax receivables	2,959	881	0	0	3,840
Receivables from subsidiaries	10,740	39,059	97,912	(147,711)	0
Derivative financial instruments	14,298	9,751	3,456	0	27,505
Financial investments	2,616	0	7,131	0	9,747
Cash and cash equivalents	6,272	0	12,366	0	18,638

Total current assets	79,163	63,551	151,342	(149,244)	144,812

TOTAL ASSETS	454,565	329,436	410,857	(616,435)	578,423

EQUITY AND LIABILITIES
Equity
Paid-in capital and retained earnings	196,825	104,827	265,445	(370,272)	196,825
Other reserves	17,254	2,738	17,254	(19,992)	17,254

StatoilHydro shareholders' equity	214,079	107,565	282,699	(390,264)	214,079

Minority interest	0	0	1,976	0	1,976

Total equity	214,079	107,565	284,675	(390,264)	216,055

Non-current liabilities
Financial liabilities	49,858	767	3,981	0	54,606
Non-current liabilities to subsidiaries	37	42,623	27,897	(70,557)	0
Deferred tax liabilities	0	69,722	5,948	(7,526)	68,144
Pension liabilities	20,649	4,312	577	0	25,538
Assets retirement obligations, other provisions and other liabilities	1,233	34,838	18,686	(398)	54,359

Total non-current liabilities	71,777	152,262	57,089	(78,481)	202,647

Current liabilities
Trade and other payables	22,992	16,966	21,242	0	61,200
Income taxes payable	1,896	50,746	4,432	0	57,074
Financial liabilities	18,784	255	1,656	0	20,695
Derivative financial instruments	18,814	20	1,918	0	20,752
Current liabilities to subsidiaries	106,223	1,622	39,845	(147,690)	0

Total current liabilities	168,709	69,609	69,093	(147,690)	159,721

Total liabilities	240,486	221,871	126,182	(226,171)	362,368

TOTAL EQUITY AND LIABILITIES	454,565	329,436	410,857	(616,435)	578,423

CASH FLOW STATEMENTS

	StatoilHydro ASA	StatoilHydro Petroleum AS	Other subsidiaries	Consolidation adjustments
At 30 June 2009 (in NOK million)					Group

Cash flows provided by operating activities	(16,381)	48,899	21,542	(15,340)	38,720
Cash flows used in investing activities	20,804	(17,540)	(21,628)	(20,954)	(39,318)
Cash flows used in financing activities	6,833	(31,379)	(4,542)	36,294	7,206

Net increase (decrease) in cash and cash equivalents	11,256	(20)	(4,628)	0	6,608

Effect of exchange rate changes on cash and cash equivalents	(538)	0	(256)	0	(794)
Cash and cash equivalents at the beginning of the period	6,272	0	12,366	0	18,638

Cash and cash equivalents at the end of the period	16,990	(20)	7,482	0	24,452

CASH FLOW STATEMENTS

	StatoilHydro ASA	StatoilHydro Petroleum AS	Other subsidiaries	Consolidation adjustments
At 30 June 2008 (in NOK million)					Group

Cash flows provided by operating activities	(8,738)	58,996	2,194	(55)	52,397
Cash flows used in investing activities	(16,957)	(29,177)	2,632	17,853	(25,649)
Cash flows used in financing activities	26,089	(29,824)	(3,327)	(17,798)	(24,860)

Net increase (decrease) in cash and cash equivalents	394	(5)	1,499	0	1,888

Effect of exchange rate changes on cash and cash equivalents	0	0	(48)	0	(48)
Cash and cash equivalents at the beginning of the period	24	6	18,234	0	18,264

Cash and cash equivalents at the end of the period	418	1	19,685	0	20,104

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

4 August, 2009

/s/ Eldar Sætre
Eldar Sætre
Chief Financial Officer